File Number 82-334

Deutsche Bank

03 DEC -1 AM 7:21

Deutsche Bank AG
CTAS / Global Equity Services
Post IPO Services
Taunusanlage 12
60325 Frankfurt am Main
✉ 60262 Frankfurt am Main
Telefon (069) 910-36673
Telefax (069) 910-38057
brigitte.volz@db.com
B. Volz

November 13, 2003
G:\INLAND\Deutsche Bank\Zwischenberichte\O_ICF30.09.03.doc

Air Mail
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn.: J. Madison Barker, Esq.
450 Fifth Street, NW

Washington, D.C. 20549
USA

03037776

SUPPL

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Dear Sir:

Trading of Deutsche Bank Common Stock in the U.S.A.
- File Number 82-334 -

Reverting to our previous correspondence with respect to the above we are pleased to send you three copies of our bank's Interim Report as at September 30, 2003.

Kind regards,

Deutsche Bank AG

(Peuser) (Volz)

Enclosures

Results 2003

Interim Report as of September 30



Deutsche Bank





Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Ladies and Gentlemen,

In the third quarter of 2003 the world economy returned to a path of strong growth, led by the United States and Asia. Europe lagged behind, but sentiment indicators all point to a potential recovery. Meanwhile, recent deflationary concerns have receded, resulting in a marked increase of interest rates in the capital markets following the extremely low levels of June. American and European stock markets stabilized, while Asian markets soared.

At Deutsche Bank, we continued to make good progress in transforming our platform, strengthening our franchise and increasing our operating leverage. This progress is reflected in our third quarter results. We reported net income of € 576 million, compared to a loss of € 299 million in the third quarter of 2002. We also saw a further improvement in the quality of our loan book, giving rise to lower provision for credit losses and a further reduction in problem loans.

Total revenues for the quarter were € 5.2 billion compared with € 5.5 billion in the third quarter last year. The underlying growth of our franchise is masked by the strength of the euro, given the high percentage of the bank's dollar and dollar-linked earnings, which had to be translated into euros for consolidated group reporting, and the sale of several businesses over the last twelve months. Adjusted for these two effects, underlying revenues would have shown an increase of approximately 7% over the third quarter of 2002.

Finally, the asymmetrical accounting treatment of certain risk hedges in non-trading assets and liabilities, which are explained in detail in the discussion section of this Interim Report, had an adverse impact.

In line with the more favourable economic outlook, credit conditions have also improved, although the situation in Germany and other continental European countries remains challenging. Against this backdrop, and thanks to our strong risk management, the provision for credit losses declined for the fourth consecutive quarter to € 191 million, down from a peak in autumn 2002. This decrease reflects the further improvement in the quality of the loan book as well as releases and recoveries which were higher than in previous periods. Problem loans were further reduced by € 1.2 billion, bringing the total reduction since the beginning of 2002 to € 5.5 billion or 43%.

Our BIS Tier I ratio was 9.5%, well above our target range of 8–9%. We took effective steps to strengthen our capital base during the quarter. An issue of € 1 billion of hybrid Tier I securities was very well received by the market; we continued to decrease risk-weighted assets by again reducing our loan book; and we made more progress on the disposal of principal investments. Thanks to this sustained capital discipline, we substantially absorbed the effects of the new U.S. GAAP accounting requirements (SFAS 150), which we described in our last Interim Report. We were also able to launch a further share buy-back program, which will see us repurchase up to 10% of our outstanding shares. In the third quarter, we bought back 5.9 million Deutsche Bank shares.

The Corporate and Investment Bank (CIB) recorded a pre-tax profit of € 751 million, compared with a loss of € 312 million in the same period last year. The improvement was mainly driven by a reduction in non-interest expenses and lower provision for credit losses. Underlying revenues were € 3.3 billion, an increase of 5% compared to the third quarter of 2002.

Sales and Trading revenues were € 2.1 billion, 15% higher than in the third quarter of 2002. This underlines the resilience of CIB's market activities in equities, debt and other products, and reflects improved sentiment in the market. The decrease in revenues compared to the second quarter of 2003 was partly attributable to seasonal factors, as the traditional slowdown of customer flow activities, particularly observable in European markets, was more pronounced this year.

However, we believe that, going forward, CIB's emphasis on a customer-focused trading model will generate superior shareholder returns on a risk-adjusted basis in all market conditions.

Private Clients and Asset Management (PCAM) reported a pre-tax profit of € 329 million, a considerable improvement on the € 187 million reported in the third quarter last year.

Within PCAM, Asset and Wealth Management raised its revenues by € 83 million. This increase was mainly attributable to portfolio management, due to higher performance fees and successful product placements, and higher revenues from the real estate business. Private & Business Clients generated stable revenues of € 1.1 billion in

this quarter. On the other hand, the division had to absorb materially higher severance payments related to ongoing business integration activities, predominantly in Germany.

In September, I, together with colleagues on the Group Executive Committee, discussed our strategic objectives with analysts and portfolio managers in London and New York. These meetings were very well received. "Phase 1" of our strategic agenda has been a clear success. We delivered against our stated objectives, as demonstrated by our progress on costs, capital and balance sheet discipline, the rapid disposal of non-core assets, and significant progress in PCAM.

We are also making headway with the objectives of "Phase 2" of our strategic agenda, which I discussed in my last letter to you. We are maintaining strict discipline with regard to our cost and capital management; our CIB business, globally ranked number three, is consistently improving its position; our PCAM business is delivering continued profitable growth; and our overall franchise, as attested by client validation, demonstrates that we are serious about our objective of establishing Deutsche Bank as the most reputable brand in our peer group.

As you know, our fundamental target is to improve Deutsche Bank's return on shareholders' equity. With good progress against our strategic goals and disciplined disposals of non-core assets, we are confident we will deliver on our stated objective of achieving a 25% pre-tax return on equity.

Our third quarter results are strong. We have also delivered a solid and sustained year-to-date performance, with underlying pre-tax profit of € 2.9 billion up by 140% against the first nine months of 2002. This, together with a better global economic environment, gives me and my colleagues great confidence that we can look forward to a full-year 2003 performance which will be very satisfying for our shareholders.

Let me conclude on a personal note. You will have seen from the media that a district court in Germany has allowed legal proceedings against myself and others in relation to the acquisition of Mannesmann AG by Vodafone PLC. I have rejected, and will always reject, any notion of wrongdoing in this issue, and believe that the allegations are without foundation. I would like to add that I have been encouraged and deeply gratified by the overwhelming support I have received in

general, but in particular from you, our shareholders, our staff, and, last but not least, existing and new clients. I take this as a clear sign of confidence and trust, not only in me, but also in the bank. And let there be no doubt – I will stay totally focused on the priorities that lie ahead and on creating value for our shareholders.

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, October 2003

Discussion of Results

Income (Loss) before Income Tax Expense (Benefit) and Cumulative Effect of Accounting Changes

Income (loss) before income tax expense (benefit) and cumulative effect of accounting changes was € 755 million in the third quarter of 2003, compared to a loss of € 181 million in the third quarter of 2002 and income of € 1.1 billion in the second quarter of 2003.
The results in each quarter included certain gains and charges, primarily relating to our industrial holdings, other equity investments and sales of businesses. These items, which net to € 29 million in the third quarter of 2003, are set forth in the table below and explained in this "Discussion of Results".

in € m.	3Q03	2Q03	3Q02
Net gains (losses) on securities available for sale/ industrial holdings including hedging	33	45	21
Significant equity pick-ups/net gains (losses) from investments	(38)	(169)	(334)
Other revenues: net gains (losses) from businesses sold/held for sale	34	(49)	395
Change in measurement of other inherent loss allowance	–	–	(200)
Restructuring activities	–	27	–

Net Income (Loss)

Net income in the third quarter of 2003 was € 576 million, compared to a net loss of € 299 million in the third quarter of 2002 and net income of € 572 million in the second quarter of 2003. In the third quarter of 2003, income tax expense was € 252 million excluding € 78 million from the reversing effect of the tax benefit recorded for the 1999 and 2000 German tax law changes. The third quarter of 2003 also included the cumulative effect of accounting changes of € 151 million, net of tax, related primarily to the implementation of FIN 46 and to a lesser extent SFAS 150. The net loss in the third quarter of 2002 reflected an income tax benefit of € 12 million, excluding a tax expense of € 130 million from the reversing effect of the tax benefit recorded for the aforementioned tax law changes. In the second quarter of 2003, income tax expense was € 503 million, excluding a tax expense of € 16 million from the reversing effect of the tax benefit recorded for the aforementioned tax law changes. Further details on the impact of income tax on our results are provided on pages 12–13 and 38 of this Interim Report.

Total Revenues before Provision for Loan Losses

Total revenues before provision for loan losses were € 5.2 billion in the third quarter of 2003, compared to € 5.5 billion in the third quarter of 2002 and € 5.9 billion in the second quarter of 2003. The Group's revenues for the third quarter of 2003 reflected the impact of several factors that should be considered in making revenue comparisons among periods. The most significant among these are: foreign currency translation and deconsolidation/consolidation effects; the seasonality of revenues, including dividend payments and customer flow businesses; and the asymmetrical accounting treatment for certain hedges of risk in non-trading assets and liabilities.

The strengthening of the euro since the end of 2002 has had a negative foreign currency translation effect on reported revenues. The largest impact has been the translation of U.S. dollar revenues, with a lesser impact from other currencies such as the British pound.

Since the third quarter of 2002, the Group has sold businesses, including Global Securities Services, Passive Asset Management and EUROHYPO AG as part of its strategic transformation, with a consequent decline in revenues. Adjusted for the effects of both foreign currency translation and deconsolidation/consolidation (which would have reduced third quarter of 2002 underlying revenues by approximately € 600 million to € 4.8 billion), underlying revenues would have been up approximately 7% in the third quarter of 2003 compared to the third quarter of 2002.

A substantial portion of the Group's revenues is derived from customer flow activities, and the third quarter is traditionally impacted by a slowdown in such activities in Europe during the months of July and August. The slowdown was particularly significant this year with a consequent effect on customer flow revenues. Revenues rebounded significantly after August. In addition, dividends on shares held by the Group in its industrial holdings portfolio are generally received in the second quarter of each year.

The Group's comprehensive risk management strategy includes hedging certain risks in non-trading assets and liabilities with derivatives. Some of these hedges, while economically effective, do not qualify for hedge accounting under SFAS 133, so revenues are impacted by the asymmetrical accounting effects. The most significant aspects in the third quarter were in the following areas:

- Hedges of certain debt issued by the Group
- Hedges of loan exposures
- Hedges of our industrial holdings portfolio.

The revenue volatility resulting from this asymmetry is a timing mismatch except for the cost of the hedge. The accounting and economic effects are expected to materially offset over the term of the hedge. SFAS 133 also gives rise to volatility from other aspects of the Group's business than those described above. However, these effects, which can occur each quarter and can have either a positive or negative impact on revenues, were relatively minor in the current quarter.

Net Interest and Trading Revenues

Deutsche Bank's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under U.S. GAAP, interest revenues earned from trading activities (e.g., coupon and dividend income) as well as funding costs of net trading assets are part of net interest revenues. Our trading activities can periodically shift revenues between trading revenues and interest revenues, depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we will discuss the combined net interest and trading revenues by group division and by product within Corporate and Investment Bank, rather than by the type of revenues generated.

in € m.	Three months ended			% change from		Nine months ended	
	Sep 30, 2003	Jun 30, 2003	Sep 30, 2002	2Q03	3Q02	Sep 30, 2003	Sep 30, 2002
Net interest revenues	1,612	1,672	1,711	(4)	(6)	4,590	5,770
Trading revenues, net	940	1,529	904	(39)	4	4,253	3,277
Total net interest and trading revenues	**2,552**	**3,201**	**2,615**	**(20)**	**(2)**	**8,843**	**9,047**
Breakdown by Group Division/CIB product:[1]							
Sales & Trading (equity)	491	772	227	(36)	116	1,767	789
Sales & Trading (debt and other products)	1,092	1,505	1,295	(27)	(16)	4,245	4,339
Sales & Trading	1,583	2,277	1,522	(30)	4	6,012	5,128
Loan products	227	175	378	30	(40)	670	1,184
Transaction services	198	214	240	(7)	(17)	640	796
Remaining products[2]	(113)	(121)	(30)	(6)	N/M	(280)	(343)
Corporate and Investment Bank	1,895	2,545	2,110	(26)	(10)	7,042	6,765
Private Clients and Asset Management	697	631	596	10	17	1,996	2,211
Corporate Investments	(47)	56	(67)	N/M	(30)	(14)	193
Consolidation & adjustments	7	(31)	(24)	N/M	N/M	(181)	(122)
Total net interest and trading revenues	**2,552**	**3,201**	**2,615**	**(20)**	**(2)**	**8,843**	**9,047**

N/M – Not meaningful

[1] Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions' total revenues by product please refer to Segmental Results of Operations starting on page 14.

[2] Includes origination, advisory and other products.

The Group's combined net interest and trading revenues of € 2.6 billion declined € 63 million, or 2%, compared to the third quarter of 2002. Adjusted for the aforementioned foreign currency translation and deconsolidation/consolidation effects, these revenues would have increased. Combined net interest and trading revenues declined € 649 million, or 20%, compared to the second quarter of 2003, which was a record quarter for debt and other products. Almost one-third of the decline was due to lower dividends from our industrial holdings in the third quarter of 2003 compared to the prior quarter.

The quarter's segment results are discussed in greater detail later in this Interim Report, but the following is an overview of the segment net interest and trading revenues results.

Corporate and Investment Bank (CIB). Combined net interest and trading revenues of € 1.9 billion declined by € 215 million, or 10%, compared to the third quarter of 2002. The aforementioned foreign currency translation effects and asymmetrical accounting treatment of our economic hedges impacted these results. Net interest and trading revenues from sales and trading products were € 61 million higher than in the third quarter of 2002. The increase was attributable to equity products, reflecting the stronger equity markets this year. Net interest and trading revenues from loan products decreased € 151 million, partly the result of reduced loan volumes due to sales of businesses as well as charges of € 59 million on credit default swaps, used to hedge loan exposures, that do not qualify for hedge accounting under SFAS 133. The markdowns on the credit default swaps were the result of tightening spreads as the market's perception of credit quality improved in 2003. Over the life of the credit derivative the losses on the mark-to-market element of these transactions will tend to materially offset, leaving the cost of the hedge as the ultimate expense. Combined net interest and trading revenues from transaction services decreased by € 42 million compared to last year's third quarter. The decline was attributable to lower net interest margins from cash management as well as to reduced net interest revenues after the sale of a substantial part of our Global Securities Services ("GSS") business in the first quarter of 2003. Remaining products essentially include net interest and trading revenues from corporate assets and liabilities (e.g., goodwill funding costs). The decrease of € 83 million compared to the third quarter of 2002 was attributable to certain corporate liabilities, partly offset by lower goodwill funding costs.

Combined net interest and trading revenues declined € 650 million, or 26%, compared to the second quarter of 2003. Net interest and trading revenues from sales and trading products were € 694 million lower than in the second quarter of 2003 driven by the aforementioned seasonality and SFAS 133 effects. Net interest and trading revenues from loan products increased € 52 million compared to the second quarter of 2003, mainly due to lower markdowns on credit default swaps. Combined net interest and trading revenues from transaction services and remaining products were essentially unchanged.

Private Clients and Asset Management (PCAM). Combined net interest and trading revenues of € 697 million increased by € 101 million, or 17%, compared to the third quarter of 2002 and by € 66 million, or 10%, compared to the second quarter of 2003. The increases were mainly attributable to the consolidation of variable interest entities, pursuant to the implementation of FIN 46, in the third quarter of 2003.

Corporate Investments (CI). Combined net interest and trading revenues were essentially unchanged compared to last year's third quarter and decreased by € 103 million compared to the second quarter of 2003. The decrease compared to the second quarter of 2003 was mainly due to a decline in dividend income on industrial holdings from the second quarter, partly offset by lower mark-to-market losses from hedges of those investments.

Provision for Loan Losses

The provision for loan losses is comprised of net new specific loan loss provisions, as well as net provisions for smaller-balance standardized homogeneous exposures, country risk and other inherent losses.

The provision for loan losses was € 174 million in the third quarter of 2003, compared to € 753 million in the third quarter of 2002 and € 340 million in the second quarter of 2003. The reduced provision for loan losses in the third quarter of 2003 was related to our German portfolio and, to a lesser extent, exposures within America. The provision for loan losses in the third quarter of 2003 also reflected releases and recoveries, which were higher than in the previous periods.

The third quarter of 2002 included provisions raised primarily to address the downturn in the telecommunications industry and specific loan loss provisions for certain exposures within our German portfolio and the Americas. Also, € 200 million of the provision for credit losses reflected a change in the measurement of our other inherent loss allowance introduced in the third quarter of 2002.

The provision for loan losses in the second quarter of 2003 related primarily to our German portfolio and exposures in the Americas, as well as specific loan loss provisions for exposures within the utility industry.

In addition to provisions for on-balance sheet exposures, we recorded for off-balance sheet exposures a provision of € 17 million in the third quarter of 2003, compared to a provision of € 37 million in the third quarter of 2002 and a net release of € 7 million in the second quarter of 2003. These items are recorded in other noninterest expenses.

Commissions and Fee Revenues

Commissions and fee revenues (which include mainly revenues from fiduciary activities, underwriting and advisory, and brokerage) amounted to € 2.4 billion, a decrease of € 133 million, or 5%, compared to the third quarter of 2002 and an increase of € 91 million, or 4%, from the second quarter of 2003.

Compared to the third quarter of 2002, commissions and fees from fiduciary activities declined € 246 million. Approximately half of this decline was in our Global Transaction Bank due to the sale of a substantial part of our GSS business in the first quarter of 2003. The remainder was largely attributable to lower fees from portfolio and fund management in Private Clients and Asset Management. Underwriting and advisory fees were higher by € 136 million reflecting improved market conditions for underwriting volumes, including the IPO business. Brokerage fees were € 60 million lower, most significantly within the equity businesses.

Compared to the second quarter of 2003, most components of commission income increased, including fund management and performance-related fees in Private Clients and Asset Management. In CIB, higher brokerage fees were partly offset by a decrease in underwriting and advisory fees. Approximately half of the increase of fees for other customer services was attributable to commissions from loan processing and guarantees.

Insurance Premiums

Insurance premiums in the third quarter of 2003 were € 29 million, compared to € 24 million in the third quarter of 2002 and € 25 million in the second quarter of 2003.

Net Gains (Losses) on Securities Available for Sale

Net gains on securities available for sale totaled € 69 million in the third quarter of 2003, compared to net gains of € 36 million in the third quarter of 2002 and net gains of € 202 million in the second quarter of 2003. The current quarter included gains primarily relating to the sale of our holding in HeidelbergCement AG. The second quarter of 2003 included net gains of € 143 million in Corporate Investments and primarily consisted of gains from the reduction of our holding in Allianz AG and the sale of our holding in mg technologies ag.

Net Income (Loss) from Equity Method Investments

Net income from equity method investments was € 139 million in the third quarter of 2003 compared to a net loss of € 263 million in the third quarter of 2002 and € 62 million in the second quarter of 2003. The current quarter included gains of € 106 million from the sale of assets primarily related to the real estate investment business in Asset and Wealth Management. The prior year loss was primarily attributable to our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. The second quarter of 2003 included various net losses of € 115 million in Corporate Investments.

Other Revenues

Other revenues were negative € 7 million in the third quarter of 2003 compared to income of € 540 million in the third quarter of 2002 and € 251 million in the second quarter of 2003. The third quarter of 2003 was impacted by various offsetting results including gains related to the sales of our investment in SES Global S.A. and additional parts of the GSS business offset by losses from hedge ineffectiveness from fair value hedges and lower revenues due to the sale of Tele Columbus. As a result of the application of FIN 46, the current quarter also included a charge of € 33 million representing the beneficial interests of investors in our guaranteed value mutual funds. The third quarter of 2002 included a net gain of € 390 million from the merger and subsequent deconsolidation of EUROHYPO AG.
The Group is currently negotiating several significant transactions involving the sale of assets that could close in the fourth quarter of 2003. One of these transactions is expected to result in a loss which should be offset by gains on the other transactions.

Total Noninterest Expenses

Total noninterest expenses were € 4.2 billion in the third quarter of 2003, compared to € 4.9 billion in the third quarter of 2002 and € 4.5 billion in the second quarter of 2003. The aforementioned foreign currency translation and deconsolidation/consolidation effects contributed to the reduced reported total noninterest expenses compared to the same quarter in 2002. The cost/income ratio was 82% in the third quarter of 2003, 90% in the third quarter of 2002 and 76% in the second quarter of 2003 demonstrating the increased operating efficiency resulting from the Group's cost management program. The increase from the second quarter of 2003 was due solely to a decline in revenues, since total noninterest expenses decreased by 5%.

Compensation and Benefits

Compensation and benefits were € 2.6 billion in the third quarter of 2003, down € 359 million compared to the third quarter of 2002 and down € 217 million from the second quarter of 2003. The decrease compared to the third quarter of 2002 was primarily due to a reduction in headcount resulting from restructuring measures and the sale of businesses. Compared to the second quarter of 2003, the decrease was mainly driven by reduced performance-related compensation, principally because of lower sales and trading results in our Corporate and Investment Bank. In addition, the second quarter of 2003 reflected higher severance payments, primarily due to business integration activities in Germany and the realignment of certain business activities in France.

Policyholder Benefits and Claims

Policyholder benefits and claims totaled € 37 million in the third quarter of 2003, compared to € 26 million in the third quarter of 2002 and € 37 million in the second quarter of 2003.

Restructuring Activities

There were no restructuring charges in the third quarter of 2003 and the third quarter of 2002. The second quarter of 2003 included a € 27 million release of restructuring reserves accrued in the prior year because a restructuring program was completed at lower than anticipated costs. The € 27 million release included € 19 million in staff-related reserves and € 8 million relating to infrastructure reserves.

Remainder of Noninterest Expenses

The remainder of noninterest expenses was € 1.6 billion in the third quarter of 2003, which decreased € 312 million compared to the third quarter of 2002, and € 52 million compared to the second quarter of 2003. The sale and merger of some of our businesses contributed to the decline compared to the third quarter of 2002. The decrease compared to the third quarter of 2002 was also the result of the Group's cost management efforts and included lower expenses for IT and communication and data services.

Income Tax Expense (Benefit)

Income tax expense (benefit) before the reversal of the benefit from tax rate changes in 1999 and 2000 was € 252 million in the third quarter of 2003, compared to € (12) million in the third quarter of 2002 and € 503 million in the second quarter of 2003. The nominal tax rate in the third quarter of 2003 was 33% of pre-tax income (excluding the aforementioned tax reversal), down from 46% in the prior quarter. The current quarter's nominal tax rate benefited from the high level of tax-exempt income. The nominal tax rate of 46% in the second quarter of 2003 was mainly driven by German tax law changes enacted in May.

Income Tax Expense from the Reversing Effect of the Change in Effective Tax Rate

Income tax benefits on unrealized gains on securities available for sale, which were recorded when income tax laws changed making gains on equity sales tax exempt, are reversed as an income tax expense when the securities are actually sold. The income tax expense related to sales was € 78 million in the third quarter of 2003, € 130 million in the third quarter of 2002 and € 16 million in the second quarter of 2003. These tax reversals do not result in any tax costs because the income which gives rise to the reversals is not subject to tax under German tax laws.

Cumulative Effect of Accounting Changes, Net of Tax

The cumulative effect of accounting changes, net of tax, represented the effects from the implementation of the new accounting standards FIN 46 and SFAS 150. As a result of the application of FIN 46, a € 140 million gain, net of tax, was recorded as a reversal of previously recognized earnings effects of securities held by the investment vehicles that were deconsolidated. An after-tax gain of € 11 million stemmed from the implementation of SFAS 150.

Segmental Results of Operations

The segmental results of operations are based on our internal management information systems and show the contribution of the individual group divisions and corporate divisions to our results. For the reconciliation of the sum of the results of the segments to our consolidated results, please refer to page 53 and 54 of this Interim Report.

In the segmental results of operations, we use the following terms with the following meanings with respect to each segment:

- **Underlying revenues:** Reported net revenues less the "other items" (if applicable for the revenue section) referred to in the table for such segment and policyholder benefits and claims (reclassified from noninterest expenses).
- **Total provision for credit losses:** Provision for loan losses plus provision for off-balance sheet positions.
- **Operating cost base:** Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment.
- **Underlying pre-tax profit:** Income before income taxes less restructuring activities, goodwill impairment and "other items" referred to in the table for such segment.
- **Underlying cost/income ratio in %:** Operating cost base as a percentage of total net revenues excluding "other items" (if applicable for the revenue section), net of policyholder benefits and claims. **Cost/income ratio in %**, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
- **Average active equity:** The portion of our adjusted average total shareholders' equity that has been allocated to a segment pursuant to our capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized gains on securities available for sale, net of tax, average deferred taxes relating to 1999 and 2000 tax rate changes in Germany and average dividends.
- **Underlying RoE in %:** Underlying pre-tax profit (annualized) as a percentage of average active equity. **RoE in %**, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Corporate and Investment Bank Group Division (CIB)

Corporate and Investment Bank Group Division in € m., except where indicated	Three months ended			% change from		Nine months ended	
	Sep 30, 2003	Jun 30, 2003	Sep 30, 2002	2Q03	3Q02	Sep 30, 2003	Sep 30, 2002
Origination (equity)	146	106	69	38	113	299	240
Origination (debt)	140	166	69	(15)	103	471	307
Origination	286	272	138	6	108	770	547
Sales & Trading (equity)	738	903	564	(18)	31	2,235	1,760
Sales & Trading (debt and other products)	1,340	1,755	1,247	(24)	8	4,861	4,511
Sales & Trading	2,078	2,658	1,811	(22)	15	7,096	6,271
Advisory	107	114	126	(6)	(15)	340	382
Loan products	415	365	504	14	(18)	1,246	1,709
Transaction services	464	465	644	0	(28)	1,457	2,001
Other	(59)	(143)	(86)	(58)	(31)	243	(208)
Total net revenues	**3,291**	**3,731**	**3,137**	**(12)**	**5**	**11,152**	**10,702**
Therein: Total net interest and trading revenues	1,895	2,545	2,110	(26)	(10)	7,042	6,765
Provision for loan losses	112	259	644	(57)	(83)	633	1,318
Provision for off-balance sheet positions	23	(9)	38	N/M	(38)	(17)	79
Total provision for credit losses	**135**	**250**	**682**	**(46)**	**(80)**	**616**	**1,397**
Operating cost base	2,395	2,627	2,765	(9)	(13)	7,475	8,444
Minority interest	10	2	2	N/M	N/M	16	3
Restructuring activities	–	(27)	–	(100)	N/M	(29)	358
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**2,405**	**2,602**	**2,767**	**(8)**	**(13)**	**7,462**	**8,805**
Therein: Severance payments	60	71	108	(15)	(44)	194	242
Income (loss) before income taxes	**751**	**879**	**(312)**	**(15)**	**N/M**	**3,074**	**500**
Underlying pre-tax profit (loss)	692	852	(112)	(19)	N/M	2,479	1,058
Other items:							
Net gain on the sale of Global Securities Services business	59	–	–	N/M	N/M	566	–
Change in measurement of other inherent loss allowance	–	–	(200)	N/M	N/M	–	(200)
Additional information:							
Cost/income ratio in %	73	70	88	3 ppt	(15) ppt	67	82
Underlying cost/income ratio in %	74	70	88	4 ppt	(14) ppt	71	79
Assets (as of September 30, 2003)	743,175	–[2]	–[2]	–[2]	–[2]	743,175	642,127[3]
Risk-weighted positions (BIS risk positions)	146,375	149,955	175,027	(2)	(16)	146,375	175,027
Average active equity	14,014	14,901	17,007	(6)	(18)	14,593	17,129
RoE in %	21	24	(7)	(3) ppt	28 ppt	28	4
Underlying RoE in %	20	23	(3)	(3) ppt	23 ppt	23	8

N/M – Not meaningful ppt – percentage points

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.

[3] As of December 31, 2002.

The Corporate and Investment Bank generated income before income taxes of € 751 million in the third quarter of 2003. Revenues included a further gain of € 59 million in connection with the sale of our Global Securities Services business in the first quarter of 2003.
The current quarter's results compared to a loss before income taxes of € 312 million in last year's third quarter with key improvements resulting from reductions in noninterest expenses and lower provision for credit losses.
Income before income taxes decreased € 128 million compared to the second quarter of 2003 largely reflecting seasonally lower revenues, partly offset by reductions in noninterest expenses and provision for credit losses.
Total revenues in CIB in each quarter do not include the effect from the aforementioned accounting asymmetry relating to hedging of debt issued which is recorded in "Consolidation & Adjustments" for management reporting purposes.

Corporate Banking & Securities Corporate Division (CB&S)

Corporate Banking & Securities Corporate Division in € m., except where indicated	Three months ended			% change from		Nine months ended	
	Sep 30, 2003	Jun 30, 2003	Sep 30, 2002	2Q03	3Q02	Sep 30, 2003	Sep 30, 2002
Origination (equity)	146	106	69	38	113	299	240
Origination (debt)	140	166	69	(15)	103	471	307
Origination	286	272	138	6	108	770	547
Sales & Trading (equity)	738	903	564	(18)	31	2,235	1,760
Sales & Trading (debt and other products)	1,340	1,755	1,247	(24)	8	4,861	4,511
Sales & Trading	2,078	2,658	1,811	(22)	15	7,096	6,271
Advisory	107	114	126	(6)	(15)	340	382
Loan products	415	365	504	14	(18)	1,246	1,709
Other	(117)	(143)	(86)	(17)	38	(323)	(208)
Total net revenues	**2,769**	**3,266**	**2,493**	**(15)**	**11**	**9,129**	**8,701**
Provision for loan losses	147	267	629	(45)	(77)	668	1,326
Provision for off-balance sheet positions	35	4	63	N/M	(44)	24	85
Total provision for credit losses	**182**	**271**	**692**	**(33)**	**(74)**	**692**	**1,411**
Operating cost base	1,979	2,187	2,210	(9)	(10)	6,146	6,745
Minority interest	11	2	2	N/M	N/M	16	4
Restructuring activities	–	(23)	–	(100)	N/M	(23)	324
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**1,990**	**2,166**	**2,212**	**(8)**	**(10)**	**6,139**	**7,073**
Therein: Severance payments	52	35	105	49	(51)	144	223
Income (loss) before income taxes	**597**	**829**	**(411)**	**(28)**	**N/M**	**2,298**	**217**
Underlying pre-tax profit (loss)	597	806	(211)	(26)	N/M	2,275	741
Other items:							
Change in measurement of other inherent loss allowance	–	–	(200)	N/M	N/M	–	(200)
Additional information:							
Cost/income ratio in %	72	66	89	6 ppt	(17) ppt	67	81
Underlying cost/income ratio in %	71	67	89	4 ppt	(18) ppt	67	78
Assets (as of September 30, 2003)	750,275	–[2]	–[2]	–[2]	–[2]	750,275	629,975[3]
Risk-weighted positions (BIS risk positions)	132,277	135,547	158,801	(2)	(17)	132,277	158,801
Average active equity	12,645	13,401	14,936	(6)	(15)	13,145	14,977
RoE in %	19	25	(11)	(6) ppt	30 ppt	23	2
Underlying RoE in %	19	24	(6)	(5) ppt	25 ppt	23	7

N/M – Not meaningful ppt – percentage points

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.

[3] As of December 31, 2002.

Corporate Banking & Securities reported income before income taxes of € 597 million compared to a loss before income taxes of € 411 million for the same period in 2002 and income before income taxes of € 829 million in the second quarter of 2003.

Net revenues of € 2.8 billion were € 276 million higher than the third quarter of 2002 and decreased by € 497 million compared to the second quarter of 2003.

Sales and Trading revenues (debt and other products) of € 1.3 billion were € 93 million, or 8%, higher than the third quarter of 2002. This performance demonstrates the resilience of debt sales and trading earnings in improving but still challenging market conditions during the quarter. Performance was particularly strong in credit and interest rate derivatives. Fixed income and foreign exchange experienced reduced customer volumes in keeping with the more seasonal earnings profile of these businesses. Overall, Sales and Trading (debt) revenues were € 415 million, down 24% compared to the record second quarter of 2003. Origination revenues (debt) of € 140 million increased by € 71 million compared to the third quarter of 2002 due to resilient volumes and increased market share, primarily in investment grade new issuance. Revenues were € 26 million lower than in the second quarter of 2003 primarily due to seasonal factors which are particularly relevant in the European market.

The third quarter Sales and Trading (equity) revenues of € 738 million increased by € 174 million compared to the same period of 2002 reflecting improved market sentiment and greater market opportunities. The decrease of € 165 million compared to the strong second quarter of 2003 was due to lower derivative and convertible volumes during the summer months, although cash revenues held up well. Revenues from Origination (equity) of € 146 million increased by € 77 million compared to the third quarter of 2002 and by € 40 million compared to the second quarter of 2003 reflecting an increased level of activity, particularly in equity-linked issues.

Advisory revenues were € 107 million, down 15% from the third quarter of 2002 and 6% from the second quarter of 2003. These results reflected the continued low levels of activity in the M&A market generally.

Loan product revenues of € 415 million decreased by € 89 million compared to the third quarter of 2002 partly due to mark-to-market losses on credit derivatives used to hedge loan exposures and also to reductions in the overall loan portfolio. The increase of € 50 million compared to the second quarter of 2003 primarily reflected lower losses on credit derivative hedges in the third quarter of 2003. Over the life of the credit derivative the losses on the mark-to-market element of these transactions will tend to materially offset, leaving the cost of the hedge as the ultimate expense.

The provision for credit losses of € 182 million decreased € 510 million compared to the third quarter of 2002. This reduction was mainly attributable to a one-off effect from the change in measurement of the other inherent loss allowance and to the provisions recorded in the third quarter of 2002 relating to last year's downturn in the telecommunications industry. The provision for credit losses was € 89 million lower than in the second quarter of 2003.

Noninterest expenses of € 2.0 billion decreased by € 222 million compared to the third quarter of 2002. Higher performance-related compensation expenses were more than offset by reductions in other compensation expense categories and lower discretionary spending.

Noninterest expenses in the second quarter of 2003 included a release of restructuring reserves of € 23 million after the full implementation of a restructuring plan initiated in the second quarter of 2002. Excluding this release, noninterest expenses decreased in the third quarter of 2003 by € 199 million compared to the second quarter of 2003, mainly due to lower performance-related compensation expenses.

Global Transaction Banking Corporate Division (GTB)

Global Transaction Banking Corporate Division in € m., except where indicated	Three months ended			% change from		Nine months ended	
	Sep 30, 2003	Jun 30, 2003	Sep 30, 2002	2Q03	3Q02	Sep 30, 2003	Sep 30, 2002
Transaction services	464	465	644	0	(28)	1,457	2,001
Other	59	–	–	N/M	N/M	566	–
Total net revenues	**523**	**465**	**644**	**12**	**(19)**	**2,023**	**2,001**
Provision for loan losses	(35)	(8)	15	N/M	N/M	(35)	(8)
Provision for off-balance sheet positions	(12)	(13)	(25)	(8)	(53)	(41)	(6)
Total provision for credit losses	**(47)**	**(21)**	**(10)**	**123**	**N/M**	**(76)**	**(14)**
Operating cost base	415	440	555	(6)	(25)	1,329	1,699
Minority interest	1	–	–	N/M	N/M	–	(1)
Restructuring activities	–	(4)	–	(100)	N/M	(6)	34
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**416**	**436**	**555**	**(5)**	**(25)**	**1,323**	**1,732**
Therein: Severance payments	8	36	3	(77)	182	50	19
Income before income taxes	**154**	**50**	**99**	**N/M**	**56**	**776**	**283**
Underlying pre-tax profit	95	46	99	108	(4)	204	317
Other items:							
Net gain on the sale of Global Securities Services business	59	–	–	N/M	N/M	566	–
Additional information:							
Cost/income ratio in %	79	94	86	(15) ppt	(7) ppt	65	87
Underlying cost/income ratio in %	90	95	86	(5) ppt	4 ppt	91	85
Assets (as of September 30, 2003)	22,319	–[2]	–[2]	–[2]	–[2]	22,319	25,098[3]
Risk-weighted positions (BIS risk positions)	14,098	14,408	16,226	(2)	(13)	14,098	16,226
Average active equity	1,368	1,500	2,071	(9)	(34)	1,449	2,152
RoE in %	45	13	19	32 ppt	26 ppt	71	18
Underlying RoE in %	28	12	19	16 ppt	9 ppt	19	20

N/M – Not meaningful ppt – percentage points

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.

[3] As of December 31, 2002.

Global Transaction Banking generated income before income taxes of € 154 million in the third quarter of 2003 compared to € 99 million in the third quarter of 2002 and € 50 million in the second quarter of 2003. Most of the increase was attributable to a further gain of € 59 million from the sale of a substantial part of our GSS business in the first quarter of 2003.
Excluding the aforementioned gain, net revenues of € 464 million in the third quarter of 2003 decreased by € 180 million compared to the third quarter of 2002 with the reduction mainly due to lower revenues following the sale of a substantial part of the GSS business. Revenues remained consistent with those of the second quarter of 2003.
The provision for credit losses was a net release of € 47 million compared to a net release of € 10 million in the third quarter of 2002 and a net release of € 21 million in the second quarter of 2003.
Noninterest expenses of € 416 million in the third quarter of 2003 decreased by € 139 million compared to the same period of 2002 reflecting primarily the lower cost base after the GSS sale.
Noninterest expenses decreased by € 20 million compared to the second quarter of 2003 that included severance payments relating to the realignment of our business activities in France.

Private Clients and Asset Management Group Division (PCAM)

Private Clients and Asset Management Group Division in € m., except where indicated	Three months ended			% change from		Nine months ended	
	Sep 30, 2003	Jun 30, 2003	Sep 30, 2002	2Q03	3Q02	Sep 30, 2003	Sep 30, 2002
Portfolio/fund management	652	642	734	2	(11)	1,909	2,001
Brokerage	409	397	330	3	24	1,232	1,164
Loans/deposits	555	576	599	(4)	(7)	1,728	1,816
Payments, account & remaining financial services	217	201	234	8	(8)	608	638
Other	252	182	117	39	115	597	1,715
Total net revenues	**2,085**	**1,998**	**2,014**	**4**	**4**	**6,074**	**7,334**
Therein: Total net interest and trading revenues	697	631	596	10	17	1,996	2,211
Provision for loan losses	52	74	78	(30)	(33)	224	179
Provision for off-balance sheet positions	(4)	3	(1)	N/M	N/M	–	–
Total provision for credit losses	**48**	**77**	**77**	**(37)**	**(37)**	**224**	**179**
Operating cost base	1,696	1,617	1,747	5	(3)	4,921	5,403
Policyholder benefits and claims	11	8	4	32	187	27	674
Minority interest	1	10	(1)	(99)	N/M	12	24
Restructuring activities	–	–	–	N/M	N/M	–	246
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**1,708**	**1,635**	**1,750**	**4**	**(2)**	**4,960**	**6,347**
Therein: Severance payments	110	121	19	(10)	N/M	267	99
Income before income taxes	**329**	**286**	**187**	**15**	**76**	**890**	**808**
Underlying pre-tax profit	329	274	178	20	85	835	530
Other items:							
Net gain from sale of businesses	–	12	9	(100)	(100)	55	524
Additional information:							
Cost/income ratio in %	82	82	87	0 ppt	(5) ppt	82	87
Underlying cost/income ratio in %	82	82	87	0 ppt	(5) ppt	82	88
Assets (as of September 30, 2003)	128,005	–[2]	–[2]	–[2]	–[2]	128,005	109,394[3]
Risk-weighted positions (BIS risk positions)	63,366	62,682	61,252	1	3	63,366	61,252
Average active equity	7,946	7,889	8,664	1	(8)	7,970	7,759
RoE in %	17	14	9	3 ppt	8 ppt	15	14
Underlying RoE in %	17	14	8	3 ppt	9 ppt	14	9
Results of sold insurance and related activities:							
Net revenues	**–**	**–**	**–**	**–**	**–**	**–**	**1,295**
Operating cost base	–	–	–	–	–	–	104
Policyholder benefits and claims	–	–	–	–	–	–	650
Minority interest	–	–	–	–	–	–	6
Total noninterest expenses[1]	**–**	**–**	**–**	**–**	**–**	**–**	**760**
Therein: Severance payments	–	–	–	–	–	–	1
Income before income taxes	**–**	**–**	**–**	**–**	**–**	**–**	**535**

N/M – Not meaningful *ppt – percentage points*

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] *All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.*

[3] As of December 31, 2002.

Income before income taxes of Private Clients and Asset Management was € 329 million in the third quarter of 2003, increases of € 142 million compared to the third quarter of 2002 and € 43 million compared to the second quarter of 2003. Both the third quarter of 2002 and the second quarter of 2003 were impacted by proceeds from the sales of businesses. The third quarter of 2002 included a gain of € 9 million from the sale of an Italian subsidiary, and the second quarter of 2003 included a gain of € 12 million from the sale of most of our Passive Asset Management business.
Excluding these sales proceeds, income before income taxes increased € 151 million compared to the third quarter of 2002 and € 55 million compared to the second quarter of 2003. The increase in comparison to the same period of 2002 was due mainly to higher revenues from real estate and brokerage services, and to a lesser extent, lower noninterest expenses. Compared to the second quarter of 2003 improved revenues were partly offset by a moderate increase in noninterest expenses.

Asset and Wealth Management Corporate Division

Asset and Wealth Management Corporate Division in € m., except where indicated	Three months ended			% change from		Nine months ended	
	Sep 30, 2003	Jun 30, 2003	Sep 30, 2002	2Q03	3Q02	Sep 30, 2003	Sep 30, 2002
Portfolio/fund management (AM)	549	539	608	2	(10)	1,598	1,566
Portfolio/fund management (PWM)	67	68	87	(2)	(23)	205	260
Portfolio/fund management	616	607	695	1	(11)	1,804	1,827
Brokerage	183	160	154	15	19	495	524
Loans/deposits	30	35	38	(16)	(21)	100	126
Payments, account & remaining financial services	3	3	2	(2)	23	9	6
Other	189	70	49	170	N/M	377	196
Total net revenues	**1,021**	**875**	**938**	**17**	**9**	**2,785**	**2,679**
Provision for loan losses	(2)	2	22	N/M	N/M	3	21
Provision for off-balance sheet positions	(2)	1	–	N/M	N/M	–	–
Total provision for credit losses	**(4)**	**3**	**22**	**N/M**	**N/M**	**3**	**21**
Operating cost base	780	732	874	7	(11)	2,239	2,446
Policyholder benefits and claims	11	8	5	32	120	27	24
Minority interest	–	9	(1)	(100)	N/M	11	18
Restructuring activities	–	–	1	N/M	100	–	5
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**791**	**749**	**879**	**6**	**(10)**	**2,277**	**2,493**
Therein: Severance payments	11	22	17	(53)	(38)	43	55
Income before income taxes	**234**	**123**	**37**	**90**	**N/M**	**505**	**165**
Underlying pre-tax profit	234	111	38	111	N/M	450	162
Other items:							
Net gain from sale of businesses	–	12	–	(100)	N/M	55	8
Additional information:							
Cost/income ratio in %	77	86	94	(9) ppt	(17) ppt	82	93
Underlying cost/income ratio in %	77	86	94	(9) ppt	(17) ppt	83	92
Assets (as of September 30, 2003)	51,837	–[2]	–[2]	–[2]	–[2]	51,837	37,642[3]
Risk-weighted positions (BIS risk positions)	12,907	12,922	14,287	0	(10)	12,907	14,287
Average active equity	6,398	6,308	7,054	1	(9)	6,444	6,207
RoE in %	15	8	2	7 ppt	13 ppt	10	4
Underlying RoE in %	15	7	2	8 ppt	13 ppt	9	3

N/M – Not meaningful ppt – percentage points

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.

[3] As of December 31, 2002.

Asset and Wealth Management recorded income before income taxes of € 234 million, an increase of € 197 million compared to the third quarter of 2002 and an increase of € 111 million compared to the second quarter of 2003.

Net revenues of € 1.0 billion in the third quarter of 2003 increased € 83 million compared to the same quarter of 2002. This increase was mainly attributable to higher revenues from the real estate business and from brokerage services, driven by successful product placements and the strategy to increase return on assets by offering more tailor-made and structured products to support our clients' needs. This was partially offset by lower fees from portfolio/fund management subsequent to an overall decline in invested assets.

The increase in net revenues of € 146 million compared to the second quarter of 2003 was mainly attributable to higher revenues from the real estate business including significant gains on the sale of equity method investments. In addition, revenues from portfolio/fund management and brokerage improved, due mainly to increased performance fees and successful product placements.

The provision for credit losses was a net release of € 4 million compared to provisions of € 22 million in the third quarter of 2002 and € 3 million in the second quarter of 2003.

Noninterest expenses of € 791 million in the third quarter of 2003 decreased by € 88 million compared to the third quarter of 2002. Savings were achieved in most categories mainly due to reduced headcount and ongoing cost containment efforts, partially offset by higher performance-related compensation, associated with improved revenues and higher deal flow in DB Real Estate.

The increase of € 42 million in noninterest expenses compared to the second quarter of 2003 was predominantly due to performance-related compensation and non-compensation costs associated with higher deal flow in DB Real Estate.

Private & Business Clients Corporate Division (PBC)

Private & Business Clients Corporate Division in € m., except where indicated	Three months ended			% change from		Nine months ended	
	Sep 30, 2003	Jun 30, 2003	Sep 30, 2002	2Q03	3Q02	Sep 30, 2003	Sep 30, 2002
Portfolio/fund management	36	34	39	4	(8)	106	174
Brokerage	226	237	176	(5)	28	737	640
Loans/deposits	525	541	561	(3)	(6)	1,628	1,690
Payments, account & remaining financial services	214	198	232	8	(8)	599	632
Other	64	112	68	(43)	(6)	219	1,519
Total net revenues	**1,065**	**1,122**	**1,076**	**(5)**	**(1)**	**3,289**	**4,655**
Provision for loan losses	55	72	57	(24)	(4)	221	158
Provision for off-balance sheet positions	(2)	1	(1)	N/M	85	–	–
Total provision for credit losses	**53**	**73**	**56**	**(29)**	**(6)**	**221**	**158**
Operating cost base	917	885	873	4	5	2,682	2,957
Policyholder benefits and claims	–	–	(1)	N/M	N/M	–	650
Minority interest	–	2	(1)	(100)	N/M	1	6
Restructuring activities	–	–	(1)	N/M	N/M	–	241
Goodwill impairment	–	–	–	N/M	N/M	–	–
Total noninterest expenses[1]	**917**	**887**	**870**	**3**	**5**	**2,683**	**3,854**
Therein: Severance payments	99	99	2	0	N/M	224	44
Income before income taxes	**95**	**162**	**150**	**(42)**	**(37)**	**385**	**643**
Underlying pre-tax profit	95	162	140	(42)	(32)	385	368
Other items:							
Net gain on the sale of businesses	–	–	9	N/M	(100)	–	516
Additional information:							
Cost/income ratio in %	86	79	81	7 ppt	5 ppt	82	83
Underlying cost/income ratio in %	86	79	82	7 ppt	4 ppt	82	85
Assets (as of September 30, 2003)	77,679	–[2]	–[2]	–[2]	–[2]	77,679	74,039[3]
Risk-weighted positions (BIS risk positions)	50,459	49,761	46,884	1	8	50,459	46,884
Average active equity	1,547	1,581	1,610	(2)	(4)	1,526	1,552
RoE in %	25	41	37	(16) ppt	(12) ppt	34	55
Underlying RoE in %	25	41	35	(16) ppt	(10) ppt	34	32
Results of sold insurance and related activities:							
Net revenues	**–**	**–**	**–**	**–**	**–**	**–**	**1,287**
Operating cost base	–	–	–	–	–	–	104
Policyholder benefits and claims	–	–	–	–	–	–	650
Minority interest	–	–	–	–	–	–	6
Total noninterest expenses[1]	**–**	**–**	**–**	**–**	**–**	**–**	**760**
Therein: Severance payments	–	–	–	–	–	–	1
Income before income taxes	**–**	**–**	**–**	**–**	**–**	**–**	**527**

N/M – Not meaningful ppt – percentage points

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.

[3] As of December 31, 2002.

Income before income taxes of € 95 million in Private & Business Clients decreased by € 55 million compared to the third quarter of 2002 due mainly to costs related to ongoing business integration activities and head-count reductions, primarily in Germany.

Income before income taxes decreased by € 67 million compared to the second quarter of 2003. The second quarter of 2003 included € 55 million in realized gains on securities available for sale.

Net revenues of € 1.1 billion declined by € 11 million compared to the third quarter of 2002. This is basically the net impact of a gain on the sale of an Italian subsidiary in the third quarter of 2002, improved results from brokerage activities due to increased client activity and lower net interest revenues from deposits.

Net revenues declined by € 57 million compared to the second quarter of 2003, primarily attributable to the aforementioned realized gains of € 55 million. Additionally, net interest revenues from deposits decreased due to continuing low market interest rates. Brokerage-related revenues declined due to lower trading volume in the summer months.

The provision for credit losses of € 53 million in the third quarter of 2003 decreased by € 3 million compared to the third quarter of 2002 and by € 20 million compared to the second quarter of 2003.

Noninterest expenses of € 917 million increased by € 47 million compared to the third quarter of 2002. This increase was driven by severance payments, mainly in Germany. Excluding severance payments, expenses decreased by € 50 million, reflecting the benefits of cost containment initiatives that led to a substantial headcount reduction.

Noninterest expenses increased € 30 million compared to the second quarter of 2003. Ongoing charges related to business integration activities and higher marketing expenses more than offset lower non-performance-related compensation expenses after the aforementioned headcount reductions.

Corporate Investments Group Division (CI)

Corporate Investments Group Division in € m., except where indicated	Three months ended			% change from		Nine months ended	
	Sep 30, 2003	Jun 30, 2003	Sep 30, 2002	2Q03	3Q02	Sep 30, 2003	Sep 30, 2002
Net revenues	**9**	**81**	**191**	**(89)**	**(95)**	**(977)**	**2,948**
Therein: Net interest and trading revenues	(47)	56	(67)	N/M	(30)	(14)	193
Provision for loan losses	9	7	32	25	(71)	36	117
Provision for off-balance sheet positions	(1)	(1)	–	10	N/M	(2)	(4)
Total provision for credit losses	**8**	**6**	**32**	**28**	**(75)**	**34**	**113**
Operating cost base	100	230	270	(56)	(63)	569	897
Minority interest	(8)	(2)	(5)	N/M	77	(20)	(9)
Restructuring activities	–	–	–	N/M	N/M	–	1
Goodwill impairment	–	–	–	N/M	N/M	114	–
Total noninterest expenses[1]	**92**	**228**	**265**	**(60)**	**(65)**	**663**	**889**
Therein: Severance payments	(1)	11	1	N/M	N/M	15	11
Income (loss) before income taxes	**(91)**	**(153)**	**(106)**	**(40)**	**(13)**	**(1,674)**	**1,946**
Underlying pre-tax profit (loss)	(61)	32	(183)	N/M	(66)	(191)	(436)
Other items:							
Net gains/losses from businesses sold/held for sale	(25)	(61)	390	(59)	N/M	(134)	88
Significant equity pick-ups/ net gains/losses from investments[2]	(38)	(169)	(334)	(77)	(89)	(922)	(831)
Net gains/losses on securities available for sale/industrial holdings incl. hedging	33	45	21	(26)	57	(313)	3,126
Additional information:							
Cost/income ratio in %	N/M	N/M	139	N/M	N/M	N/M	30
Underlying cost/income ratio in %	N/M	86	N/M	N/M	N/M	145	159
Assets (as of September 30, 2003)	20,235	–[3]	–[3]	–[3]	–[3]	20,235	26,536[4]
Risk-weighted positions (BIS risk positions)	14,442	16,762	26,293	(14)	(45)	14,442	26,293
Average active equity	4,672	5,628	6,461	(17)	(28)	5,549	6,894
RoE in %	(8)	(11)	(7)	3 ppt	(1) ppt	(40)	38
Underlying RoE in %	(5)	2	(11)	(7) ppt	6 ppt	(5)	(8)

N/M – Not meaningful ppt – percentage points

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] Includes net gains/losses from significant equity method investments and other significant investments.

[3] All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.

[4] As of December 31, 2002.

Corporate Investments reported a loss before income taxes of € 91 million in the third quarter of 2003 compared to a loss before income taxes of € 106 million in the same period in 2002 and a loss before income taxes of € 153 million in this year's second quarter. The results of the third quarter of 2003 included net gains on sales from our industrial holdings and other portfolios, which were more than offset by losses on our equity and other investments and mark-to-market losses related to hedging our equity exposure.

Net revenues were € 9 million in the third quarter of 2003, a decrease of € 182 million compared to the same period in 2002, and € 72 million below the second quarter of 2003. The third quarter of 2002 included a net gain from the merger and subsequent deconsolidation of EUROHYPO AG. The decrease in revenues compared to the second quarter of 2003 was largely the result of a decline in dividend income on industrial holdings in the third quarter of 2003. The decrease was also partly the result of the sale and deconsolidation of Center Parcs in the first quarter of 2003 and Tele Columbus in the third quarter of 2003.

Improving equity markets in the third quarter of 2003 allowed us to recognize net gains from our industrial holdings portfolio of € 78 million relating primarily to the sale of HeidelbergCement AG. Offsetting these gains were net losses from equity method investments of € 43 million and net losses of € 25 million relating to businesses sold and businesses held for sale. In addition, other revenues included net gains of € 5 million on other investments including a gain on the sale of SES Global S.A. and net losses on other investments. The mark-to-market losses relating to hedging our equity exposure were € 45 million.

Net revenues of € 191 million in the third quarter of 2002 were due principally to a net gain of € 390 million arising from the aforementioned merger of EUROHYPO AG, offset by net losses on our equity investments of € 334 million including a net loss of € 236 million on our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. Net gains from our industrial holdings in that quarter were € 21 million.

In the second quarter of 2003, net revenues were € 81 million which included net gains on our industrial holdings portfolio of € 143 million relating primarily to the sale of mg technologies ag and the reduction of our holding in Allianz AG. Net revenues also included dividend income of € 209 million from our industrial holdings portfolio. Offsetting these gains were net losses of € 115 million from equity method investments, net losses of € 54 million on other investments, net losses of € 61 million related to businesses sold and businesses held for sale and losses of € 98 million related to hedging our equity exposure.

The provision for credit losses was € 8 million in the third quarter of 2003 compared to € 32 million in the same period in 2002 and € 6 million in this year's second quarter. The € 24 million decline year-on-year was primarily attributable to the reduction of credit exposure following the merger and subsequent deconsolidation of EUROHYPO AG and the sale of most of our North American financial services businesses.
Noninterest expenses decreased by € 173 million, or 65%, compared to the third quarter of 2002 and decreased by € 136 million, or 60%, compared to the second quarter of 2003. Comparisons to both periods were favorable due to the sale of buildings, lease terminations and sub-letting subsequent to headcount reductions. The sale of businesses was an additional factor in the decline from the third quarter of 2002 and the aforementioned sale of Tele Columbus was a further reason for the decrease from the second quarter of 2003.

Independent Accountants' Review Report

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of September 30, 2003, and the related statements of income and comprehensive income for the three month and nine month periods ended September 30, 2003 and 2002, and the related statements of changes in shareholders' equity and cash flows for the nine month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main,
October 29, 2003

Income Statement

Deutsche Bank Group

Income Statement in € m.	Three months ended Sep 30, 2003	 Sep 30, 2002	Nine months ended Sep 30, 2003	 Sep 30, 2002
Net interest revenues	**1,612**	**1,711**	**4,590**	**5,770**
Provision for loan losses	174	753	894	1,611
Net interest revenues after provision for loan losses	**1,438**	**958**	**3,696**	**4,159**
Commissions and fees from fiduciary activities	801	1,047	2,403	2,962
Commissions, broker's fees, markups on securities underwriting and other securities activities	921	845	2,672	3,244
Fees for other customer services	657	620	1,904	1,954
Insurance premiums	29	24	83	712
Trading revenues, net	940	904	4,253	3,277
Net gains (losses) on securities available for sale	69	36	(125)	2,986
Net income (loss) from equity method investments	139	(263)	(569)	(660)
Other revenues, net	(7)	540	849	903
Total noninterest revenues	**3,549**	**3,753**	**11,470**	**15,378**
Compensation and benefits	2,584	2,943	7,967	8,765
Net occupancy expense of premises	286	311	948	966
Furniture and equipment	48	51	134	165
IT costs	457	539	1,395	1,707
Agency and other professional service fees	180	189	491	547
Communication and data services	151	196	480	600
Policyholder benefits and claims	37	26	102	729
Other expenses	489	637	1,484	2,141
Goodwill impairment	–	–	114	–
Restructuring activities	–	–	(29)	605
Total noninterest expenses	**4,232**	**4,892**	**13,086**	**16,225**
Income (loss) before income tax expense (benefit) and cumulative effect of accounting changes	**755**	**(181)**	**2,080**	**3,312**
Income tax expense (benefit)	252	(12)	1,178	144
Income tax expense from the reversing effect of the change in effective tax rate	78	130	124	2,703
Income (loss) before cumulative effect of accounting changes, net of tax	**425**	**(299)**	**778**	**465**
Cumulative effect of accounting changes, net of tax	151	–	151	37
Net income (loss)	**576**	**(299)**	**929**	**502**

Earnings per share in €	Three months ended Sep 30, 2003	 Sep 30, 2002	Nine months ended Sep 30, 2003	 Sep 30, 2002
Basic				
Income (loss) before cumulative effect of accounting changes, net of tax	0.80	(0.49)	1.36	0.75
Cumulative effect of accounting changes, net of tax	0.28	–	0.27	0.06
Reported net income (loss)	1.08	(0.49)	1.63	0.81
Diluted				
Income (loss) before cumulative effect of accounting changes, net of tax[1]	0.73	(0.49)	1.30	0.74
Cumulative effect of accounting changes, net of tax	0.27	–	0.25	0.06
Diluted net income (loss)	1.00	(0.49)	1.55	0.80
Denominator for basic earnings per share – weighted-average shares outstanding	535,568,907	615,100,309	570,041,314	622,566,397
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions (except for the third quarter of 2002)	556,083,317	615,100,309	598,105,067	627,113,183

[1] Including effect of dilutive derivatives, net of tax in the third quarter of 2003.

Statement of Comprehensive Income

Deutsche Bank Group

Statement of Comprehensive Income in € m.	Three months ended		Nine months ended	
	Sep 30, 2003	Sep 30, 2002	Sep 30, 2003	Sep 30, 2002
Net income (loss)	**576**	**(299)**	**929**	**502**
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	78	130	124	2,703
Unrealized gains/losses on securities available for sale				
Unrealized net gains (losses) arising during the period, net of tax and other	116	(3,292)	380	(5,121)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other	(67)	(33)	310	(3,005)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(1)	19	(11)	28
Foreign currency translation				
Unrealized net losses arising during the period, net of tax	(44)	(54)	(486)	(1,133)
Net reclassification adjustment for realized net gains, net of tax	–	–	(41)	–
Total other comprehensive income (loss)	**82**	**(3,230)**	**276**	**(6,528)**
Comprehensive income (loss)	**658**	**(3,529)**	**1,205**	**(6,026)**

Balance Sheet

Deutsche Bank Group

Assets in € m.	Sep 30, 2003	Dec 31, 2002
Cash and due from banks	7,412	8,979
Interest-earning deposits with banks	16,348	25,691
Central bank funds sold and securities purchased under resale agreements	130,089	117,689
Securities borrowed	80,441	37,569
Trading assets	354,009	297,062
Securities available for sale	23,867	21,619
Other investments	9,702	10,768
Loans, net	162,114	167,303
Premises and equipment, net	7,384	8,883
Goodwill	7,106	8,372
Other intangible assets, net	1,235	1,411
Other assets related to insurance business	8,566	7,797
Due from customers on acceptances	71	99
Accrued interest receivable	4,023	4,208
Other assets	51,961	40,905
Total assets	**864,328**	**758,355**

Liabilities and Shareholders' Equity in € m.	Sep 30, 2003	Dec 31, 2002
Noninterest-bearing deposits		
Domestic offices	20,486	21,960
Foreign offices	6,964	8,598
Interest-bearing deposits		
Domestic offices	86,997	95,033
Foreign offices	204,792	202,034
Total deposits	319,239	327,625
Trading liabilities	161,544	131,212
Central bank funds purchased and securities sold under repurchase agreements	119,774	90,709
Securities loaned	18,969	8,790
Other short-term borrowings	26,448	11,573
Acceptances outstanding	71	99
Insurance policy claims and reserves	9,402	8,557
Accrued interest payable	4,456	4,668
Other liabilities	75,061	37,695
Long-term debt	99,627	104,055
Trust preferred securities	–	3,103
Obligation to purchase common shares	2,310	278
Total liabilities	**836,901**	**728,364**
Common shares, no par value, nominal value of € 2.56	1,490	1,592
Additional paid-in capital	11,147	11,199
Retained earnings	20,030	22,087
Common shares in treasury, at cost	(349)	(1,960)
Equity classified as obligation to purchase common shares	(2,310)	(278)
Share awards	747	955
Accumulated other comprehensive income		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,919)	(3,043)
Unrealized net gains on securities available for sale, net of applicable tax and other	846	156
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(10)	1
Minimum pension liability, net of tax	(8)	(8)
Foreign currency translation, net of tax	(1,237)	(710)
Total accumulated other comprehensive income	(3,328)	(3,604)
Total shareholders' equity	**27,427**	**29,991**
Total liabilities and shareholders' equity	**864,328**	**758,355**

Statement of Changes in Shareholders' Equity

Deutsche Bank Group

Statement of Changes in Shareholders' Equity	Nine months ended	
in € m.	Sep 30, 2003	Sep 30, 2002
Common shares		
Balance, beginning of year	1,592	1,591
Common shares distributed under employee benefit plans	–	1
Retirement of common shares	(102)	–
Balance, end of period	1,490	1,592
Additional paid-in capital		
Balance, beginning of year	11,199	11,253
Common shares distributed under employee benefit plans	–	21
Net losses on treasury shares sold	(36)	(138)
Other	(16)	54
Balance, end of period	11,147	11,190
Retained earnings		
Balance, beginning of year	22,087	22,619
Net income	929	502
Cash dividends declared and paid	(756)	(800)
Net losses on treasury shares sold	(400)	–
Retirement of common shares	(1,801)	–
Other	(29)	(28)
Balance, end of period	20,030	22,293
Common shares in treasury, at cost		
Balance, beginning of year	(1,960)	(479)
Purchases of shares	(20,154)	(25,992)
Sale of shares	19,217	24,395
Shares retired	1,903	–
Treasury shares distributed under employee benefit plans	645	848
Balance, end of period	(349)	(1,228)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	(278)	–
Additions	(2,911)	(330)
Deductions	879	19
Balance, end of period	(2,310)	(311)
Share awards – common shares issuable		
Balance, beginning of year	1,955	1,666
Deferred share awards granted, net	863	1,173
Deferred shares distributed	(645)	(860)
Balance, end of period	2,173	1,979
Share awards – deferred compensation		
Balance, beginning of year	(1,000)	(767)
Deferred share awards granted, net	(863)	(1,173)
Amortization of deferred compensation, net	437	785
Balance, end of period	(1,426)	(1,155)
Accumulated other comprehensive income		
Balance, beginning of year	(3,604)	4,310
Change in deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	124	2,703
Change in unrealized net gains on securities available for sale, net of applicable tax and other	690	(8,126)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(11)	28
Foreign currency translation, net of tax	(527)	(1,133)
Balance, end of period	(3,328)	(2,218)
Total shareholders' equity, end of period	**27,427**	**32,142**

Cash Flow Statement

Deutsche Bank Group

Cash Flow Statement in € m.	Nine months ended Sep 30, 2003	 Sep 30, 2002
Net income	**929**	**502**
Adjustments to reconcile net income to net cash (used in) provided by operating activities		
Provision for loan losses	894	1,611
Restructuring activities	(29)	605
Gain on sale of securities available for sale, other investments, loans and other	6	(3,648)
Deferred income taxes, net	324	2,147
Impairment, depreciation and other amortization and accretion	2,439	1,435
Cumulative effect of accounting changes, net of tax	(151)	(37)
Share of net loss from equity method investments	84	324
Income adjusted for noncash charges, credits and other items	**4,496**	**2,939**
Net change in		
Trading assets	(45,990)	(8,539)
Other assets	(11,427)	(4,000)
Trading liabilities	31,029	16,848
Other liabilities	18,952	(4,585)
Other, net	613	977
Net cash (used in) provided by operating activities	**(2,327)**	**3,640**
Net change in		
Interest-earning deposits with banks	9,607	5,022
Central bank funds sold and securities purchased under resale agreements	(12,293)	(17,778)
Securities borrowed	(42,871)	(18,306)
Loans	6,540	6,051
Proceeds from		
Sale of securities available for sale	11,443	21,186
Maturities of securities available for sale	4,400	5,023
Sale of other investments	1,187	4,207
Sale of loans	6,625	4,829
Sale of premises and equipment	1,465	294
Purchase of		
Securities available for sale	(15,759)	(18,257)
Other investments	(1,996)	(2,898)
Loans	(4,894)	(2,112)
Premises and equipment	(629)	(1,595)
Net cash received (paid) for business combinations/divestitures	2,383	(2,278)
Other, net	150	2,444
Net cash used in investing activities	**(34,642)**	**(14,168)**
Net change in		
Deposits	(8,334)	(23,364)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	35,808	39,221
Other short-term borrowings	7,023	(4,067)
Issuances of long-term debt and trust preferred securities	25,054	28,625
Repayments and extinguishments of long-term debt and trust preferred securities	(21,211)	(26,631)
Issuances of common shares	–	22
Purchases of treasury shares	(20,154)	(25,992)
Sale of treasury shares	18,683	24,307
Cash dividends paid	(756)	(800)
Other, net	(28)	171
Net cash provided by financing activities	**36,085**	**11,492**
Net effect of exchange rate changes on cash and due from banks	(683)	(563)
Net (decrease) increase in cash and due from banks	(1,567)	401
Cash and due from banks, beginning of period	8,979	10,388
Cash and due from banks, end of period	7,412	10,789
Interest paid	17,047	25,501
Income taxes paid, net	388	336

Basis of Presentation

The accompanying consolidated financial statements as of September 30, 2003 and 2002 and for the three and nine months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2002 Annual Report and Form 20-F.

Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles and on the income statement, the balance sheet and segment information.

Accounting Method Required by U.S. GAAP for the 1999 and 2000 Change in German Tax Rates

A detailed description of this accounting method is given on pages 75 to 77 of our Form 20-F filed March 27, 2003 and on pages 61 to 64 of our Annual Report for 2002. We summarize this description below:
The Tax Reform Act stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our consolidated financial statements for 2000, this meant that the respective deferred tax liability formed in connection with the unrealized gains from equity securities available for sale accumulated in other comprehensive income (OCI) had to be released as a credit in the tax line of the income statement although the gains were still unrealized since the securities were not yet sold.

Deferred Tax in OCI

The release of the deferred tax liability through the income statement did not affect the offset amount in OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold.

The following table presents the level of unrealized gains and related effects for available for sale equity securities of DB Industrial Holdings, which holds most of our industrial holdings.

in € bn.	Sep 30, 2003	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000
Market value	5.0	5.3	14.1	17.5
Cost	4.5	5.0	5.7	5.6
Net unrealized gains in accumulated other comprehensive income	0.5	0.3	8.4	11.9
Less deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.8	2.9	5.5	6.5
Accumulated other comprehensive income, net	**(2.3)**	**(2.6)**	**2.9**	**5.4**

Income Tax Expense from the Reversing Effect of the Change in Effective Tax Rate

The accounting for income tax rate changes may result in significant impacts on our results of operations in periods in which we sell these securities as illustrated in 2002 and 2001 when we sold portions of our industrial holdings. The gains resulting from most of these sales were not subject to tax. However, we recognized tax expenses due to reversals of amounts fixed at the time of the change in tax rates amounting to € 124 million for the nine months ended September 30, 2003, € 2.8 billion in fiscal 2002 and € 995 million in fiscal 2001.

Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital. The entire procedure is a U.S. GAAP-specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

Impact of Changes in Accounting Principles

SFAS 146

Effective January 1, 2003, the Group adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the guidance provided by EITF Issue No. 94 – 3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Group's consolidated financial statements.

FIN 45

Effective January 1, 2003, the Group adopted the accounting provisions of Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. FIN 45 also addresses the disclosure to be made by a guarantor in its financial statements about its guarantee obligations. The adoption of FIN 45 did not have a material impact on the Group's consolidated financial statements.

SFAS 148

The Group adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively for all employee awards granted, modified or settled after January 1, 2003. This prospective adoption is one of the methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Generally, the fair value-based method under SFAS 123 results in higher compensation expense for stock options depending on the significant terms, such as the number of shares and exercise price, of the options being granted.

The majority of the Group's stock option awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year. The potential impact, if any, on the Group's consolidated financial statements of prospectively adopting the fair value provisions of SFAS 123 on future option awards is currently being evaluated.

FIN 46

Effective July 1, 2003, the Group has applied FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") to those variable interest entities which are expected to require consolidation at December 31, 2003. FIN 46 requires a company to consolidate entities as the primary beneficiary if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties or if the equity investors lack essential characteristics of a controlling financial interest. Securitization vehicles that are qualifying special purpose entities under SFAS 140 are excluded from the new rule and remain unconsolidated.

The Interpretation is effective immediately for entities established after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 was originally effective for the Group on July 1, 2003. In October 2003 the FASB deferred the effective date so that, for the Group, application may be deferred for some or all such variable interest entities until December 31, 2003. The Group has elected not to apply FIN 46 to certain variable interest entities created before February 1, 2003, that may not require consolidation at December 31, 2003. The Group has applied FIN 46 to substantially all other variable interest entities as of July 1, 2003. As a result, the Group recorded a € 140 million gain, net of tax, as a cumulative effect of a change in accounting principle and total assets increased by € 18 billion.

The entities consolidated as a result of applying FIN 46 were primarily multi-seller commercial paper conduits that the Group administers in the Corporate and Investment Bank Group Division, and mutual funds offered by the Private Clients and Asset Management Group Division for which the Group guarantees the value of units investors purchase.

The beneficial interests of the investors in the guaranteed value mutual funds are reported as other liabilities and totaled € 18 billion at September 30, 2003. The assets of the funds consist primarily of trading assets in the amount of € 13 billion. The net revenues of these funds due to investors totaled € 33 million for the quarter. These net revenues of the funds consist of € 96 million of net interest revenues, € (48) million of trading revenues mainly stemming from hedging activities and € 15 million of expenses for fund administration. The obligation to pass the net revenues to the investors is recorded as an increase in the beneficial interest obligation in other liabilities and a corresponding charge to other revenues in the amount of € 33 million.

Certain entities were de-consolidated as a result of applying FIN 46, primarily investment vehicles and trusts associated with trust preferred securities that the Group sponsors where the investors bear the economic risks. The gain from the application of FIN 46 primarily represents the reversal of the impact on earnings of securities held by the investment vehicles that were de-consolidated.

SFAS 149

Effective July 1, 2003, the Group adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149"). SFAS 149 amends and clarifies the reporting and accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS 149 did not have a material impact on the Group's consolidated financial statements.

SFAS 150

Effective July 1, 2003, the Group adopted SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares.

SFAS 150 changed the accounting for outstanding forward purchases of approximately 52 million Deutsche Bank common shares with a weighted-average strike price of € 56.17 which were entered into to satisfy obligations under employee share compensation awards. The Group recognized an after-tax gain of € 11 million as a cumulative effect of a change in accounting principle as these contracts were adjusted to fair value upon adoption of SFAS 150. The contracts were then amended effective July 1, 2003, to allow for physical settlement only. This resulted in a charge to shareholders' equity of € 2.9 billion and the establishment of a corresponding liability classified as obligation to purchase common shares. Settlements of the forward contracts during the quarter have reduced the obligation to purchase common shares to € 2.3 billion as of September 30, 2003. Since July 1, 2003, interest on these contracts has been recorded as interest expense instead of as a direct reduction of shareholders' equity.

The accounting for physically settled forward contracts reduces equity, which effectively results in the shares being accounted for as if retired or in treasury even though the shares are still outstanding. As such, SFAS 150 also requires that the number of outstanding shares associated with physically settled forward purchase contracts be removed from the denominator in computing basic and diluted earnings per share (EPS). The number of weighted average shares deemed no longer outstanding for EPS purposes for the three months ended September 30, 2003 related to the forward purchase contracts described above is 46.8 million shares.

Information on the Income Statement

Deutsche Bank Group

Net Interest Revenues

in € m.	Three months ended		Nine months ended	
	Sep 30, 2003	Sep 30, 2002	Sep 30, 2003	Sep 30, 2002
Interest revenues	7,015	9,479	21,425	28,766
Interest expense	5,403	7,768	16,835	22,996
Net interest revenues	**1,612**	**1,711**	**4,590**	**5,770**

Commissions and Fee Revenues

in € m.	Three months ended		Nine months ended	
	Sep 30, 2003	Sep 30, 2002	Sep 30, 2003	Sep 30, 2002
Commissions and fees from fiduciary activities	**801**	**1,047**	**2,403**	**2,962**
Commissions for administration	64	158	209	471
Commissions for assets under management	742	836	2,174	2,402
Commissions for other securities business	(5)	53	20	89
Commissions, broker's fees, markups on securities underwriting and other securities activities	**921**	**845**	**2,672**	**3,244**
Underwriting and advisory fees	419	283	1,206	1,330
Brokerage fees	502	562	1,466	1,914
Fees for other customer services	**657**	**620**	**1,904**	**1,954**
Total	**2,379**	**2,512**	**6,979**	**8,160**

Net Gains (Losses) on Securities Available for Sale

in € m.	Three months ended		Nine months ended	
	Sep 30, 2003	Sep 30, 2002	Sep 30, 2003	Sep 30, 2002
Debt securities – gross realized gains	9	14	91	117
Debt securities – gross realized losses[1]	(7)	(23)	(29)	(183)
Equity securities – gross realized gains	74	126	295	3,505
Equity securities – gross realized losses[1]	(7)	(81)	(482)	(453)
Total	**69**	**36**	**(125)**	**2,986**

[1] Includes write-downs for other-than-temporary impairment.

SFAS 123 Pro forma Information

in € m.	Three months ended Sep 30, 2003	Three months ended Sep 30, 2002	Nine months ended Sep 30, 2003	Nine months ended Sep 30, 2002
Net income (loss), as reported	**576**	**(299)**	**929**	**502**
Add: Share-based compensation expense included in reported net income (loss), net of related tax effects[1]	88	119	236	151
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects[1]	(85)	(147)	(139)	(240)
Pro forma net income (loss)	**579**	**(327)**	**1,026**	**413**
Earnings per share				
Basic – as reported	€ 1.08	€ (0.49)	€ 1.63	€ 0.81
Basic – pro forma	€ 1.09	€ (0.54)	€ 1.80	€ 0.67
Diluted – as reported[2]	€ 1.00	€ (0.49)	€ 1.55	€ 0.80
Diluted – pro forma[2]	€ 1.01	€ (0.54)	€ 1.71	€ 0.66

[1] Amounts for the three/nine months ended September 30, 2003 and 2002 do not reflect any share-based awards related to the 2003 and 2002 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year.

[2] Including effect of dilutive derivatives, net of tax in the third quarter of 2003.

Information on the Balance Sheet

Deutsche Bank Group

Trading Assets

in € m.	Sep 30, 2003	Dec 31, 2002
Bonds and other fixed-income securities	199,182	175,042
Equity shares and other variable-yield securities	66,908	47,354
Positive market values from derivative financial instruments[1]	70,997	65,729
Other trading assets[2]	16,922	8,937
Total	**354,009**	**297,062**

[1] Derivatives under master netting agreements are shown net.
[2] Includes loans held for sale.

Trading Liabilities

in € m.	Sep 30, 2003	Dec 31, 2002
Bonds and other fixed-income securities	68,134	51,124
Equity shares and other variable-yield securities	26,810	17,987
Negative market values from derivative financial instruments[1]	66,600	62,101
Total	**161,544**	**131,212**

[1] Derivatives under master netting agreements are shown net.

Securities Available for Sale

	Sep 30, 2003				Dec 31, 2002			
	Fair value	Gross unrealized holding		Amortized cost	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses			gains	losses	
Debt securities	16,617	283	(179)	16,513	13,652	292	(68)	13,428
Equity securities	7,250	812	(86)	6,524	7,967	783	(651)	7,835
Total	**23,867**	**1,095**	**(265)**	**23,037**	**21,619**	**1,075**	**(719)**	**21,263**

Problem Loans

	Sep 30, 2003			Dec 31, 2002		
in € bn.	Impaired loans	Nonperforming homogeneous loans	Total[1]	Impaired loans	Nonperforming homogeneous loans	Total
Nonaccrual loans	5.6	1.1	6.7	8.5	1.6	10.1
Loans 90 days or more past due and still accruing	0.1	0.3	0.4	0.2	0.3	0.5
Troubled debt restructurings	0.2	–	0.2	0.2	–	0.2
Total	**5.9**	**1.3**	**7.2**	**8.9**	**1.9**	**10.8**

[1] The reduction of problem loans includes effects from refinements of processes and procedures relating to the homogeneous portfolio in the third quarter of 2003, namely a € 460 million reduction in nonperforming homogeneous loans less than 90 days past due and € 240 million charge-offs.

Allowances for Credit Losses

Allowances for On-Balance Sheet Positions	Nine months ended	
in € m.	Sep 30, 2003	Sep 30, 2002
Balance, beginning of year	**4,317**	**5,585**
Provision for loan losses	894	1,611
Net charge-offs	**(1,489)**	**(1,995)**
Charge-offs	(1,608)	(2,059)
Recoveries	119	64
Allowance related to acquisitions/divestitures	(100)	(398)
Foreign currency translation	(190)	(187)
Balance, end of period	**3,432**	**4,616**

Allowances for Off-Balance Sheet Positions	Nine months ended	
in € m.	Sep 30, 2003	Sep 30, 2002
Balance, beginning of year	**485**	**496**
Provision for credit losses on lending-related commitments	(20)	74
Net charge-offs	–	(6)
Allowance related to acquisitions/divestitures	1	(1)
Foreign currency translation	(13)	(8)
Balance, end of period	**453**	**555**

Assets held for sale

As of September 30, 2003 net assets held for sale amounted to € 0.8 billion. These net assets include consolidated subsidiaries and equity method investments of our real estate business in Asset and Wealth Management. Net assets held for sale are carried in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Other Short-term Borrowings

in € m.	Sep 30, 2003	Dec 31, 2002
Commercial paper	15,471	4,320
Other	10,977	7,253
Total	**26,448**	**11,573**

Long-term Debt

in € m.	Sep 30, 2003	Dec 31, 2002
Senior debt		
Bonds and notes		
Fixed rate	49,389	52,613
Floating rate	37,567	42,046
Subordinated debt[1]		
Bonds and notes		
Fixed rate	9,944	7,190
Floating rate	2,727	2,206
Total	**99,627**	**104,055**

[1] In accordance with FIN 46 long-term debt as of September 30, 2003 includes € 4.0 billion of debt related to trust preferred securities.

Liability for Restructuring Activities

in € m.	Total
As of Dec 31, 2002	**206**
Additions	–
Utilization	161
Releases	33[1]
Increases (reductions) due to exchange rate fluctuations	(12)
As of Sep 30, 2003	**–**

[1] Thereof € 4 million against goodwill, without P&L effect.

Segment Information

In the third quarter of 2003 there were no significant changes regarding the organizational structure and management responsibility.
The Group extended its year-to-date segment disclosure by including a quarterly presentation of segment results.
Prior periods have been restated to reflect changes implemented in the first quarter of 2003.

Segmental Results of Operations in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting
Three months ended Sep 30, 2003				
Net revenues	3,291	2,085	9	5,385
Provision for loan losses	112	52	9	173
Provision for off-balance sheet positions	23	(4)	(1)	18
Total provision for credit losses	135	48	8	191
Operating cost base[1]	2,395	1,696	100	4,191
Policyholder benefits and claims	–	11	–	11
Minority interest	10	1	(8)	3
Restructuring activities	–	–	–	–
Goodwill impairment	–	–	–	–
Total noninterest expenses[2]	2,405	1,708	92	4,205
Therein: Severance payments	60	110	(1)	169
Income (loss) before income taxes	**751**	**329**	**(91)**	**989**
Three months ended Sep 30, 2002				
Net revenues	3,137	2,014	191	5,342
Provision for loan losses	644	78	32	754
Provision for off-balance sheet positions	38	(1)	–	37
Total provision for credit losses	682	77	32	791
Operating cost base[1]	2,765	1,747	270	4,782
Policyholder benefits and claims	–	4	–	4
Minority interest	2	(1)	(5)	(4)
Restructuring activities	–	–	–	–
Goodwill impairment	–	–	–	–
Total noninterest expenses[2]	2,767	1,750	265	4,782
Therein: Severance payments	108	19	1	128
Income (loss) before income taxes	**(312)**	**187**	**(106)**	**(231)**

[1] Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

[2] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

Segmental Results of Operations in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting
Nine months ended Sep 30, 2003				
Net revenues	11,152	6,074	(977)	16,249
Provision for loan losses	633	224	36	893
Provision for off-balance sheet positions	(17)	–	(2)	(19)
Total provision for credit losses	616	224	34	874
Operating cost base[1]	7,475	4,921	569	12,965
Policyholder benefits and claims	–	27	–	27
Minority interest	16	12	(20)	8
Restructuring activities	(29)	–	–	(29)
Goodwill impairment	–	–	114	114
Total noninterest expenses[2]	7,462	4,960	663	13,085
Therein: Severance payments	194	267	15	476
Income (loss) before income taxes	**3,074**	**890**	**(1,674)**	**2,290**
Nine months ended Sep 30, 2002				
Net revenues	10,702	7,334	2,948	20,984
Provision for loan losses	1,318	179	117	1,614
Provision for off-balance sheet positions	79	–	(4)	75
Total provision for credit losses	1,397	179	113	1,689
Operating cost base[1]	8,444	5,403	897	14,744
Policyholder benefits and claims	–	674	–	674
Minority interest	3	24	(9)	18
Restructuring activities	358	246	1	605
Goodwill impairment	–	–	–	–
Total noninterest expenses[2]	8,805	6,347	889	16,041
Therein: Severance payments	242	99	11	352
Income before income taxes	**500**	**808**	**1,946**	**3,254**

[1] Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

[2] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

Segmental Results of Operations	Corporate and Investment Bank		Private Clients and Asset Management	
in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients
Three months ended Sep 30, 2003				
Net revenues	2,769	523	1,021	1,065
Provision for loan losses	147	(35)	(2)	55
Provision for off-balance sheet positions	35	(12)	(2)	(2)
Total provision for credit losses	182	(47)	(4)	53
Operating cost base[1]	1,979	415	780	917
Policyholder benefits and claims	–	–	11	–
Minority interest	11	1	–	–
Restructuring activities	–	–	–	–
Goodwill impairment	–	–	–	–
Total noninterest expenses[2]	1,990	416	791	917
Therein: Severance payments	52	8	11	99
Income before income taxes	**597**	**154**	**234**	**95**
Three months ended Sep 30, 2002				
Net revenues	2,493	644	938	1,076
Provision for loan losses	629	15	22	57
Provision for off-balance sheet positions	63	(25)	–	(1)
Total provision for credit losses	692	(10)	22	56
Operating cost base[1]	2,210	555	874	873
Policyholder benefits and claims	–	–	5	(1)
Minority interest	2	–	(1)	(1)
Restructuring activities	–	–	1	(1)
Goodwill impairment	–	–	–	–
Total noninterest expenses[2]	2,212	555	879	870
Therein: Severance payments	105	3	17	2
Income (loss) before income taxes	**(411)**	**99**	**37**	**150**

[1] Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

[2] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

Segmental Results of Operations in € m.	Corporate and Investment Bank		Private Clients and Asset Management	
	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients
Nine months ended Sep 30, 2003				
Net revenues	9,129	2,023	2,785	3,289
Provision for loan losses	668	(35)	3	221
Provision for off-balance sheet positions	24	(41)	–	–
Total provision for credit losses	692	(76)	3	221
Operating cost base[1]	6,146	1,329	2,239	2,682
Policyholder benefits and claims	–	–	27	–
Minority interest	16	–	11	1
Restructuring activities	(23)	(6)	–	–
Goodwill impairment	–	–	–	–
Total noninterest expenses[2]	6,139	1,323	2,277	2,683
Therein: Severance payments	144	50	43	224
Income before income taxes	**2,298**	**776**	**505**	**385**
Nine months ended Sep 30, 2002				
Net revenues	8,701	2,001	2,679	4,655
Provision for loan losses	1,326	(8)	21	158
Provision for off-balance sheet positions	85	(6)	–	–
Total provision for credit losses	1,411	(14)	21	158
Operating cost base[1]	6,745	1,699	2,446	2,957
Policyholder benefits and claims	–	–	24	650
Minority interest	4	(1)	18	6
Restructuring activities	324	34	5	241
Goodwill impairment	–	–	–	–
Total noninterest expenses[2]	7,073	1,732	2,493	3,854
Therein: Severance payments	223	19	55	44
Income before income taxes	**217**	**283**	**165**	**643**

[1] Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.
[2] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

Reconciliation of the Results of Total Management Reporting to the Group in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Three months ended Sep 30, 2003			
Net revenues	5,385	(224)	5,161
Provision for loan losses	173	1	174
Provision for off-balance sheet positions	18	(1)	17
Remaining noninterest expenses[1]	4,205	10	4,215
Total noninterest expenses	4,223	9	4,232
Income (loss) before income taxes	**989**	**(234)**	**755**
Assets (as of September 30, 2003)	858,250	6,078	864,328
Average active equity	**26,631**	**15**	**26,646**
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	–	1,407	1,407
Average dividends	–	372	372
Average total shareholders' equity	**26,631**	**1,793**	**28,424**
Three months ended Sep 30, 2002			
Net revenues	5,342	122	5,464
Provision for loan losses	754	(1)	753
Provision for off-balance sheet positions	37	–	37
Remaining noninterest expenses[1]	4,782	73	4,855
Total noninterest expenses	4,819	73	4,892
Income (loss) before income taxes	**(231)**	**50**	**(181)**
Assets (as of December 31, 2002)	750,238	8,117	758,355
Average active equity	**32,132**	**1**	**32,133**
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	–	3,926	3,926
Average dividends	–	470	470
Average total shareholders' equity	**32,132**	**4,400**	**36,532**

[1] Excludes provision for off-balance sheet positions.

Reconciliation of the Results of Total Management Reporting to the Group in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Nine months ended Sep 30, 2003			
Net revenues	16,249	(189)	16,060
Provision for loan losses	893	1	894
Provision for off-balance sheet positions	(19)	(1)	(20)
Remaining noninterest expenses[1]	13,085	21	13,106
Total noninterest expenses	13,066	20	13,086
Income (loss) before income taxes	**2,290**	**(210)**	**2,080**
Assets (as of September 30, 2003)	858,250	6,078	864,328
Average active equity	**28,112**	**51**	**28,163**
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	–	557	557
Average dividends	–	788	788
Average total shareholders' equity	**28,112**	**1,396**	**29,508**
Nine months ended Sep 30, 2002			
Net revenues	20,984	164	21,148
Provision for loan losses	1,614	(3)	1,611
Provision for off-balance sheet positions	75	(1)	74
Remaining noninterest expenses[1]	16,041	110	16,151
Total noninterest expenses	16,116	109	16,225
Income before income taxes	**3,254**	**58**	**3,312**
Assets (as of December 31, 2002)	750,238	8,117	758,355
Average active equity	**31,782**	**2**	**31,784**
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	–	6,988	6,988
Average dividends	–	718	718
Average total shareholders' equity	**31,782**	**7,708**	**39,490**

[1] Excludes provision for off-balance sheet positions.

Consolidation & Adjustments

Income before taxes in "Consolidation & Adjustments" included adjustments for differences in accounting methods used for management reporting versus U.S. GAAP and adjustments relating to activities outside of the management responsibility of the business segments (e.g., funding costs for assets not under the responsibility of the segments, results from hedging foreign currency risk on capital invested in certain foreign subsidiaries). The most significant charges reflected in the loss before income taxes of € 234 million in the third quarter of 2003 were related to timing differences for certain debt issued by the Group. These timing differences were positive in the third quarter of 2002.

For further information regarding the nature of these items, please refer to our 2002 Annual Report and Form 20-F, Note 28.

Variable Interest Entities (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46. Included are also those entities which were consolidated already as Special Purpose Entities.

in € m.	Consolidated VIEs		Significant VIEs	
	Aggregated total assets	Liabilities where creditors have no recourse to the general credit of the Group	Aggregated total assets	Maximum exposure to loss
Commercial paper programs	11,609	11,219	6,013	287
Guaranteed value mutual funds[1]	18,188	17,832	–	–
Asset securitizations	6,152	5,848	–	–
Other	2,014	1,216	566	66

[1] The Group guarantees to investors the value of their units. The Group's liabilities to pay under these guarantees were not significant at September 30, 2003.

Financial Instruments with Off-Balance Sheet Credit Risk

Financial Instruments with Off-Balance Sheet Credit Risk in € m.	Sep 30, 2003	Dec 31, 2002
Commitments to extend credit		
Fixed rates[1]	27,248	21,724
Variable rates[2]	62,169	81,802
Financial guarantees, standby letters of credit and performance guarantees	26,743	32,643

[1] Includes commitments to extend commercial letters of credit and guarantees of € 1.7 billion and € 2.2 billion at September 30, 2003 and December 31, 2002, respectively.
[2] Includes commitments to extend commercial letters of credit and guarantees of € 1.1 billion and € 1.3 billion at September 30, 2003 and December 31, 2002, respectively.

Value-at-risk

Value-at-risk by Risk Category[1] in € m.	Value-at-risk total		Interest rate risk		Equity price risk		Commodity price risk		Foreign exchange risk	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Value-at-risk[2]	71.90	32.94	53.57	29.12	32.18	13.75	6.98	5.73	9.50	6.84
Minimum value-at-risk[3]	32.27	29.36	27.62	24.67	12.97	13.43	3.33	2.28	3.17	2.64
Maximum value-at-risk[3]	71.90	88.86	64.07	58.48	35.01	89.26	16.70	8.66	17.48	29.25
Average value-at-risk[3]	43.68	42.38	42.71	35.63	21.08	24.28	5.73	5.35	7.43	8.02

[1] All figures for 1-day holding period; 99% confidence level (CIB trading units only).
[2] Figures for 2002 as of December 31, 2002; figures for 2003 as of September 30, 2003.
[3] Amounts show the bands within which the values fluctuated during the period January 1 – September 30, 2003 and the year 2002, respectively.

Capital According to BIS

in € m.	Sep 30, 2003	Dec 31, 2002
Tier I		
Common shares	1,490	1,592
Additional paid-in capital	11,147	11,199
Retained earnings, consolidated profit, treasury shares, cumulative translation adjustment, share awards	16,881	20,089
Minority interests	266	401
Noncumulative trust preferred securities	3,103	2,287
Other (equity contributed by silent partners)	612	686
Items deducted (principally goodwill and tax effect of available for sale securities)	(11,939)	(13,512)
Total core capital	**21,560**	**22,742**
Tier II		
Unrealized gains on listed securities (45% eligible)	357	138
Other inherent loss allowance	573	687
Cumulative trust preferred securities	888	995
Subordinated liabilities, if eligible according to BIS	6,515	5,300
Total supplementary capital	**8,333**	**7,120**
Total regulatory capital[1]	**29,893**	**29,862**

[1] Currently we do not have Tier III capital components.

BIS Risk Position and Capital Adequacy Ratios

in € m.	Sep 30, 2003	Dec 31, 2002
BIS risk position[1]	226,333	237,479
BIS capital ratio (Tier I + II)	13.2%	12.6%
BIS core capital ratio (Tier I)	9.5%	9.6%

[1] Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of € 8.1 billion (2002: € 6.2 billion).

Reconciliation of Reported and Underlying Results

in € m.	Sep 30, 2003	Jun 30, 2003
Reported net revenues	**5,161**	**5,905**
Net gains/losses on securities available for sale/industrial holdings incl. hedging	(33)	(45)
Significant equity pick-ups/net gains/losses from investments[1]	38	169
Net gains/losses from businesses sold/held for sale	(34)	49
Policyholder benefits and claims[2]	(37)	(37)
Underlying revenues	**5,095**	**6,041**
Reported provision for loan losses	**(174)**	**(340)**
Change in measurement of other inherent loss allowance	–	–
Provision for off-balance sheet positions[3]	(17)	7
Total provision for credit losses	**(191)**	**(333)**
Reported noninterest expenses	**(4,232)**	**(4,474)**
Restructuring activities	–	(27)
Goodwill impairment	–	–
Minority interest	3	12
Policyholder benefits and claims[2]	37	37
Provision for off-balance sheet positions[3]	17	(7)
Operating cost base	**(4,175)**	**(4,459)**
Reported income (loss) before income taxes	**755**	**1,091**
Net gains/losses on securities available for sale/industrial holdings incl. hedging	(33)	(45)
Significant equity pick-ups/net gains/losses from investments[1]	38	169
Net gains/losses from businesses sold/held for sale	(34)	49
Restructuring activities	–	(27)
Goodwill impairment	–	–
Change in measurement of other inherent loss allowance	–	–
Underlying pre-tax profit (loss)	**726**	**1,237**

N/M – Not meaningful

[1] Includes net gains/losses from significant equity method investments and other significant investments.

[2] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

[3] Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".

				Three months ended	% change 3Q03 versus	
Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002	2Q03	3Q02
4,994	**5,399**	**5,464**	**8,137**	**7,547**	**(13)**	**(6)**
392	(533)	(21)	(2,045)	(1,059)	(26)	57
715	366	334	497	–	(77)	(89)
(503)	37	(395)	(213)	–	N/M	(91)
(28)	(30)	(26)	(49)	(654)	0	42
5,570	**5,239**	**5,355**	**6,326**	**5,834**	**(16)**	**(5)**
(380)	**(480)**	**(753)**	**(588)**	**(270)**	**(49)**	**(77)**
–	–	200	–	–	N/M	N/M
30	57	(37)	77	(114)	N/M	(54)
(350)	**(423)**	**(590)**	**(511)**	**(384)**	**(43)**	**(68)**
(4,380)	**(4,682)**	**(4,892)**	**(5,326)**	**(6,007)**	**(5)**	**(13)**
(2)	(22)	–	265	340	N/M	N/M
114	62	–	–	–	N/M	N/M
(7)	17	–	4	23	(75)	N/M
28	30	26	49	654	0	42
(30)	(57)	37	(77)	114	N/M	(54)
(4,277)	**(4,652)**	**(4,829)**	**(5,085)**	**(4,876)**	**(6)**	**(14)**
234	**237**	**(181)**	**2,223**	**1,270**	**(31)**	**N/M**
392	(533)	(21)	(2,045)	(1,059)	(26)	57
715	366	334	497	–	(77)	(89)
(503)	37	(395)	(213)	–	N/M	(91)
(2)	(22)	–	265	340	N/M	N/M
114	62	–	–	–	N/M	N/M
–	–	200	–	–	N/M	N/M
950	**147**	**(64)**	**726**	**551**	**(41)**	**N/M**

in € m.	Sep 30, 2003	Jun 30, 2003
Additional information:		
Compensation and benefits	(2,584)	(2,801)
Non-compensation noninterest expense	(1,648)	(1,673)
Non-compensation operating cost base	(1,591)	(1,658)
Average total shareholders' equity	**28,424**	**29,841**
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	(1,407)	(259)
Average dividends	(372)	(1,118)
Average active equity	**26,646**	**28,464**
Cost/income ratio	82%	76%
Underlying cost/income ratio	82%	74%
Compensation ratio[1]	50%	47%
Underlying compensation ratio[2]	51%	46%
Non-compensation ratio[3]	32%	28%
Underlying non-compensation ratio[4]	31%	27%
Profit margin[5]	15%	18%
Underlying profit margin[6]	14%	20%
RoE pre-tax (based on average total shareholders' equity)	11%	15%
RoE pre-tax (based on average active equity)	11%	15%
Underlying RoE pre-tax (based on average active equity)	11%	17%
Equity turnover (based on average total shareholders' equity)[7]	73%	79%
Equity turnover (based on average active equity)[8]	77%	83%
Underlying equity turnover (based on average active equity)[9]	76%	85%

ppt – percentage points N/M – Not meaningful

[1] Compensation and benefits as a percentage of reported net revenues.
[2] Compensation and benefits as a percentage of underlying revenues.
[3] Reported noninterest expenses less compensation and benefits as a percentage of reported net revenues.
[4] Operating cost base less compensation and benefits (non-compensation operating cost base) as a percentage of underlying revenues.
[5] Income before income taxes as a percentage of reported net revenues.
[6] Underlying pre-tax profit as a percentage of underlying revenues.
[7] Reported net revenues (annualized) as a percentage of average total shareholders' equity.
[8] Reported net revenues (annualized) as a percentage of average active equity.
[9] Underlying revenues (annualized) as a percentage of average active equity.

			Three months ended		% change 3Q03 versus	
Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002	2Q03	3Q02
(2,582)	(2,593)	(2,943)	(2,950)	(2,872)	(8)	(12)
(1,798)	(2,089)	(1,949)	(2,376)	(3,135)	(1)	(15)
(1,695)	(2,059)	(1,886)	(2,135)	(2,004)	(4)	(16)
30,259	**28,686**	**36,532**	**41,415**	**40,523**	**(5)**	**(22)**
(5)	1,596	(3,926)	(8,156)	(8,882)	N/M	(64)
(875)	(650)	(470)	(809)	(875)	(67)	(21)
29,379	**29,632**	**32,133**	**32,452**	**30,765**	**(6)**	**(17)**
88%	87%	90%	66%	80%	6 ppt	(8) ppt
77%	89%	90%	80%	84%	8 ppt	(8) ppt
52%	48%	54%	36%	38%	3 ppt	(4) ppt
46%	49%	55%	47%	49%	5 ppt	(4) ppt
36%	39%	36%	29%	42%	4 ppt	(4) ppt
30%	39%	35%	34%	34%	4 ppt	(4) ppt
5%	4%	(3)%	27%	17%	(3) ppt	18 ppt
17%	3%	(1)%	11%	9%	(6) ppt	15 ppt
3%	3%	(2)%	21%	13%	(4) ppt	13 ppt
3%	3%	(2)%	27%	17%	(4) ppt	13 ppt
13%	2%	(1)%	9%	7%	(6) ppt	12 ppt
66%	75%	60%	79%	74%	(6) ppt	13 ppt
68%	73%	68%	100%	98%	(6) ppt	9 ppt
76%	71%	67%	78%	76%	(9) ppt	9 ppt

Group Quarterly Record

Balance Sheet in € m.	Sep 30, 2003	Jun 30, 2003
Total assets	864,328	851,267
Loans, net	162,114	161,017
Liabilities	836,901	821,355
Total shareholders' equity	27,427	29,912
Tier I risk-based capital (BIS)	21,560	23,205
Total risk-based capital (BIS)	29,893	31,733

Income Statement in € m.	Sep 30, 2003	Jun 30, 2003
Net interest revenues	1,612	1,672
Provision for loan losses	174	340
Commissions and fee revenues	2,379	2,288
Trading revenues, net	940	1,529
Other noninterest revenues	230	416
Total net revenues	**4,987**	**5,565**
Compensation and benefits	2,584	2,801
Goodwill impairment	–	–
Restructuring activities	–	(27)
Other noninterest expenses	1,648	1,700
Total noninterest expenses	**4,232**	**4,474**
Income (loss) before income tax expense (benefit) and cumulative effect of accounting changes	**755**	**1,091**
Income tax expense (benefit)	252	503
Income tax expense from the reversing effect of the change in effective tax rate	78	16
Cumulative effect of accounting changes, net of tax	151	–
Net income (loss)	**576**	**572**

Key Figures	Sep 30, 2003	Jun 30, 2003
Basic earnings per share	€ 1.08	€ 0.97
Diluted earnings per share[1]	€ 1.00	€ 0.93
Return on average total shareholders' equity (RoE)	8.1%	7.7%
Cost/income ratio[2]	82.0%	75.8%
BIS core capital ratio (Tier I)	9.5%	10.0%
BIS capital ratio (Tier I + II + III)	13.2%	13.7%
Employees (full-time equivalents)	68,481	69,308

[1] Including effect of dilutive derivatives, net of tax in the third quarter of 2003.
[2] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002
802,253	758,355	831,446	899,052	950,499
167,524	167,303	187,433	247,687	257,723
772,810	728,364	799,304	861,150	908,608
29,443	29,991	32,142	37,902	41,891
22,936	22,742	23,946	26,757	27,190
31,369	29,862	32,096	36,917	40,163

				Three months ended
Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002
1,306	1,416	1,711	2,334	1,725
380	480	753	588	270
2,312	2,674	2,512	3,013	2,635
1,784	747	904	974	1,399
(408)	562	337	1,816	1,788
4,614	**4,919**	**4,711**	**7,549**	**7,277**
2,582	2,593	2,943	2,950	2,872
114	62	–	–	–
(2)	(22)	–	265	340
1,686	2,049	1,949	2,111	2,795
4,380	**4,682**	**4,892**	**5,326**	**6,007**
234	**237**	**(181)**	**2,223**	**1,270**
423	228	(12)	150	6
30	114	130	1,869	704
–	–	–	–	37
(219)	**(105)**	**(299)**	**204**	**597**

				Three months ended
Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002
€ (0.37)	€ (0.18)	€ (0.49)	€ 0.33	€ 0.95
€ (0.37)	€ (0.18)	€ (0.49)	€ 0.32	€ 0.94
(2.9)%	(1.5)%	(3.3)%	2.0%	5.9%
87.7%	86.7%	89.5%	65.5%	79.6%
9.6%	9.6%	8.9%	9.3%	8.9%
13.1%	12.6%	12.0%	12.8%	13.2%
70,882	77,442	81,976	84,455	84,836

Group Executive Committee

Josef Ackermann*, born 1948, Board member since 1996. Spokesman of the Board of Managing Directors, Chairman of the Group Executive Committee and responsible for Corporate Development, Corporate Communications as well as Economics and Treasury.

Clemens Börsig*, born 1948, Board member since 2001. Chief Financial and Risk Officer, responsible for Controlling, Tax and Investor Relations as well as for Risk Management and Corporate Security.

Michael Cohrs, born 1956, Head of Global Corporate Finance.

Jürgen Fitschen, born 1948, Head of Global Transaction Banking, Global Banking Division and Global Relationship Management Germany.

Tessen von Heydebreck*, born 1945, Board member since 1994. Chief Administrative Officer, responsible for Corporate Cultural Affairs, Human Resources, Legal, Compliance and Audit.

Tom Hughes, born 1957, Head of Asset Management.



Anshu Jain, born 1963, Head of Global Markets.

Hermann-Josef Lamberti*, born 1956, Board member since 1999. Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Rainer Neske, born 1964, Head of Private & Business Clients.

Kevin Parker, born 1959, Head of Global Equities.

Pierre de Weck, born 1950, Head of Private Wealth Management.

* Member of the Board of Managing Directors of Deutsche Bank AG.



In alphabetical order from top left to bottom right

Supervisory Board

Dr. Rolf-E. Breuer
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG, Berlin

Dr. rer. oec.
Karl-Hermann Baumann
Chairman of the Supervisory
Board of Siemens AG, Munich

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main

Ulrich Hartmann
from June 10, 2003
Chairman of the Supervisory
Board of E.ON AG, Düsseldorf

Gerald Herrmann*
until June 10, 2003
Federal Executive Secretary of
ver.di Vereinte Dienstleistungs-
gewerkschaft, Berlin

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
from June 10, 2003
Deutsche Bank AG,
Hamburg

Sir Peter Job
London

Prof. Dr.
Henning Kagermann
Chairman and CEO of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Peter Kazmierczak*
until June 10, 2003
Deutsche Bank AG, Essen

Adolf Kracht
until June 10, 2003
Chairman of the Supervisory
Board of Wilhelm von Finck AG,
Grasbrunn

Professor Dr.-Ing. E. h.
Berthold Leibinger
until June 10, 2003
Chairman of the Board of
Management of TRUMPF GmbH
+ Co. KG, Ditzingen

Henriette Mark*
from June 10, 2003
Deutsche Bank AG,
Munich

Margret Mönig-Raane*
Vice President of ver.di
Vereinte Dienstleistungs-
gewerkschaft, Berlin

Dr. Michael Otto
Chairman of the Board
of Management of
Otto (GmbH & Co KG),
Hamburg

Gabriele Platscher*
from June 10, 2003
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
from June 10, 2003
Deutsche Bank AG,
Bad Soden am Taunus

Klaus Schwedler*
until June 10, 2003
Deutsche Bank AG,
Eschborn

Tilman Todenhöfer
Deputy Chairman of the Board
of Directors of Robert Bosch
GmbH, Stuttgart

Michael Freiherr Truchseß
von Wetzhausen*
until June 10, 2003
Deutsche Bank AG,
Frankfurt am Main

Lothar Wacker*
until June 10, 2003
Deutsche Bank AG, Cologne

Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
from June 10, 2003
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Leo Wunderlich*
from June 10, 2003
Deutsche Bank AG,
Mannheim

* elected by the employees

Committees

Chairman's Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*
from June 10, 2003,
Lothar Wacker*
until June 10, 2003

Mediation Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*
until June 10, 2003
Henriette Mark*
from June 10, 2003

Audit Committee
Dr. rer. oec.
Karl-Hermann Baumann
– Chairman
Dr. Rolf-E. Breuer
Dr. Ulrich Cartellieri
Heidrun Förster*
Sabine Horn*
Rolf Hunck*
from June 10, 2003
Michael Freiherr Truchseß
von Wetzhausen*
until June 10, 2003

Credit and Market Risk Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Sir Peter Job
– Substitute Member
Ulrich Hartmann
from June 10, 2003
– Substitute Member
Adolf Kracht
until June 10, 2003
– Substitute Member

* elected by the employees

Impressum

Deutsche Bank
Aktiengesellschaft
Taunusanlage 12
D-60262 Frankfurt am Main
***Telephone:* +49 69 910-00**
deutsche.bank@db.com

Investor Relations:
+49 69 910-38080
db.ir@db.com

Interim Report on the Internet:
www.deutsche-bank.com/q3

Photos

Matthias Ziegler, Munich
pages 64 and 65

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Financial Calendar for 2004

February 5, 2004	Publication of figures for the 2003 financial year
March 25, 2004	Annual Report 2003 and Form 20-F
April 30, 2004	Interim Report as of March 31, 2004
June 2, 2004	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 3, 2004	Dividend payment
July 30, 2004	Interim Report as of June 30, 2004
October 29, 2004	Interim Report as of September 30, 2004

003 83304 42 10/03